UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 1-14118

MANAGEMENT PROXY CIRCULAR

QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                             .

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of the holders of Multiple Voting Shares and Subordinate Voting Shares of Quebecor World Inc. (“Quebecor World” or the “Corporation”) will be held in Room 511 — Level 5 at Palais des Congrès, 301 St-Antoine Street West, Montreal, Quebec, Canada on Wednesday, May 9, 2007 at 11:00 a.m. (local time) (the “Meeting”), for the purposes of:

1.                                       receiving the audited consolidated financial statements of the Corporation for the year ended December 31, 2006 and the Auditors’ Report thereon;

2.                                       electing the directors of the Corporation;

3.                                       renewing the mandate of the auditors of the Corporation and authorizing the Board of Directors to determine their remuneration;

4.                                       considering and, if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule “A” to the accompanying management proxy circular) amending the Corporation’s Executive Stock Option Plan in order to, among others, include new amendment provisions, the whole as described in the accompanying management proxy circular; and

5.                                       transacting such other business as may properly be brought before the Meeting.

Enclosed are the Corporation’s Management Proxy Circular and a form of proxy, including a consent form for the electronic delivery of documents.

BY ORDER OF THE BOARD OF DIRECTORS

Louis St-Arnaud
Senior Vice President, Legal Affairs and Corporate Secretary
Montreal, Canada
March 30, 2007

IMPORTANT

Shareholders registered at the close of business on March 12, 2007 are entitled to receive notice of the Meeting. Shareholders who are unable to attend the Meeting in person are urged to complete and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose. To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than May 7, 2007 at 5:00 p.m. (local time).

MANAGEMENT PROXY CIRCULAR

612 St. Jacques Street
Montreal, Quebec
Canada
H3C 4M8

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation by the Management of Quebecor World Inc. (“Quebecor World” or the “Corporation”) of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, May 9, 2007 (the “Meeting”) at the time and place and for the purposes mentioned in the Notice of Meeting and at any and all adjournments thereof.

Except as otherwise indicated, the information contained herein is given as at March 12, 2007. All dollar amounts appearing in this Circular are in Canadian dollars, except if another currency is specifically mentioned. On December 29, 2006, the Bank of Canada quoted the closing exchange rate between the Canadian dollar and the U.S. dollar at CDN$1.1654 per US$1.00.

The solicitation of proxies is made primarily by mail. However, officers and employees of the Corporation may solicit proxies directly, but without additional compensation. In addition, the Corporation will, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of shares of the Corporation. The cost of soliciting proxies will be borne by the Corporation. This cost is expected to be nominal.

SECTION 1 — VOTING AND PROXIES

Who can vote?

Holders of Multiple Voting Shares and Subordinate Voting Shares whose names appear on the list of shareholders prepared at the close of business on March 12, 2007 (the “Record Date”) will be entitled to vote at the Meeting and any adjournment thereof if present or represented by proxy at the Meeting. As at March 12, 2007, there were 46,987,120 Multiple Voting Shares and 84,750,238 Subordinate Voting Shares issued and outstanding.

The Subordinate Voting Shares, each of which carries the right to one vote, are restricted securities (within the meaning of Canadian regulations respecting securities) in that they do not carry equal voting rights to the Multiple Voting Shares, each of which carries the right to ten votes. As of March 12, 2007, 15.28% of all voting rights in the Corporation were attached to the Subordinate Voting Shares. The Articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation where a take-over bid is made for the Multiple Voting Shares. However, the Corporation’s significant shareholder, Quebecor Inc. (“Quebecor”), has provided undertakings in favour of the holders of Subordinate Voting Shares in certain circumstances where a take-over bid is made for the Multiple Voting Shares. See “Undertakings in Favour of Holders of  Subordinate Voting Shares” below.

To the knowledge of the directors and officers of the Corporation, the only persons who beneficially own or exercise control or direction over more than 10% of the shares of any class of voting shares of the Corporation are Quebecor, directly and through a wholly-owned subsidiary, namely 4032667 Canada Inc., AIM Funds Management Inc, Franklin Resources Inc. and Brandes Investment Partners, L.P. As at March 12, 2007, Quebecor held a total of 46,911,277 Multiple Voting Shares, representing 99.84% of the issued and outstanding Multiple Voting Shares and 84.58% of all the voting rights in the Corporation, AIM Funds Management Inc. exercised control or direction over 16,404,200 Subordinate Voting Shares, representing 19.36% of the issued and outstanding Subordinate Voting Shares and 2.96% of all the voting interests in the Corporation, Franklin Resources Inc. exercised control or direction over 13,332,615 Subordinate Voting Shares, representing 15.72% of the issued and outstanding Subordinate Voting Shares and 2.40% of all voting interests in the Corporation, and Brandes Investment Partners, L.P. exercised control or direction over 11,098,601 Subordinate Voting Shares, representing 13.10% of the issued and outstanding Subordinate Voting Shares and 2.00% of all the voting interests in the Corporation. With respect to the shareholdings information for each of the aforementioned persons or entities, other than Quebecor, the Corporation is relying solely on the information contained in reports filed by such persons or entities with the U.S. Securities and Exchange Commission on its website at www.sec.gov.

What will I be voting on?

Shareholders will be voting on (i) the election of directors of the Corporation, (ii) the appointment of KPMG LLP as the auditors of the Corporation, and (iii) the proposed amendments to the Corporation’s Executive Stock Option Plan.

How will these matters be decided at the Meeting?

The matters submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting as a single class, present at the Meeting in person or by proxy.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below. If your shares are held in the name of a nominee, please see the instructions below under “How can a non-registered shareholder vote?”

How do I vote by proxy?

You may appoint someone else to vote for you as your proxyholder by using the accompanying form of proxy. The persons named as proxyholders in the accompanying form of proxy are directors and officers of the Corporation. However, you have the right to appoint as proxyholder a person (who is not required to be a shareholder) other than the persons whose names are printed as proxyholders in the accompanying form of proxy, by striking out the printed names and inserting the name of your chosen proxyholder in the blank space provided for that purpose in the form of proxy.

To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than May 7, 2007 at 5:00 p.m. (local time).

How will my shares be voted if I give my proxy?

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. Unless otherwise indicated, the voting rights attaching to the shares represented by a form of proxy will be voted “FOR” in respect of the election of directors, the appointment of the auditors and the proposed amendments to the Corporation’s Executive Stock Option Plan.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to all amendments to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. Management knows of no such amendments, variations or other matters to come before the Meeting.

If I change my mind, how can I revoke my proxy?

A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, and deposited at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, at any time until 5:00 p.m. (local time) on the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by applicable law.

Who is a non-registered shareholder?

If your shares are not registered in your name and are held in the name of a “nominee” (usually a bank, trust company, securities dealer or broker or any other financial institution), you are a non-registered shareholder. If your shares are listed in an account statement provided to you by such a nominee, those shares will, in all likelihood, not be registered in your name.

Shares held by such nominees on behalf of a client can only be voted at the direction of the non-registered shareholder. Without specific instructions, the nominees are prohibited from voting shares for their clients.

How can a non-registered shareholder vote?

Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees or from Computershare Trust Company of Canada, either a request for voting instructions or a proxy form for the number of shares held by them. The nominees’ voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Non-registered shareholders should not otherwise complete the form sent to them as their votes will be taken and counted at the Meeting.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, Stock Transfer Services, 1500 University Street, Suite 700, Montreal, Quebec, Canada, H3A 3S8, by telephone at 1-800-564-6253 or (514) 982-7555, or by e-mail at service@computershare.com.

Undertakings in Favour of Holders of Subordinate Voting Shares

Under applicable law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In compliance with the rules of The Toronto Stock Exchange (the “TSX”), Quebecor entered into an agreement (the “Trust Agreement”) with Computershare Trust Company of Canada (the “Trustee”), 4032667 Canada Inc. (a corporation wholly-owned by Quebecor) and the Corporation, pursuant to which Quebecor has undertaken not to sell, directly or indirectly, any Multiple Voting Shares owned by it pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances where such securities legislation would have required that the same offer be made to holders of Subordinate Voting Shares, as if such holders were holders of Multiple Voting Shares. Under current rules, this would include a sale of Multiple Voting Shares by Quebecor at a price per share in excess of 115% of the market price of the Subordinate Voting Shares as determined under such legislation (generally the twenty-day average trading price of such shares prior to a bid). This undertaking does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer with terms at least as favourable as the terms of the offer to purchase Multiple Voting Shares is made concurrently to all holders to purchase Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares, which offer has no condition attached other than the right not to take up and pay for the Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares, or (b) there is a concurrent unconditional offer, of which all its terms are at least as favourable to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares.

The Trust Agreement permits, subject to compliance with applicable securities legislation, certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls the Corporation, or controls or is controlled by Quebecor where (i) the transferor and transferee are each members of the “Péladeau Family” (except that any indirect sale within the “Péladeau Family”, other than to descendants in direct line, will not be permitted), and (ii) no such transferee is a party to any arrangement under which any other person would participate in the ownership of, or have control or direction over more than 10% of the votes or 50% of the equity of such corporation, Quebecor or the Corporation. The term “Péladeau Family” means collectively (i) any descendants, born or to be born, of the late Pierre Péladeau, founder of Quebecor, (ii) any existing or future trust primarily for one or several descendants, born or to be born, of the late Pierre Péladeau and their existing or future spouses in fact or in law, and (iii) any and all existing or future corporations where at least 90% of the votes attached to all outstanding Voting Shares and at least 50% of all outstanding equity shares are controlled, directly or indirectly, by any one or more of the foregoing.

Under the Trust Agreement, a take-over bid for Quebecor is not deemed to be a take-over bid for Multiple Voting Shares for purposes of the Trust Agreement, if the total assets of the Corporation, as a result of the consolidation of the assets of the Corporation in the books of Quebecor, are not greater than 80% of the total assets of Quebecor on a consolidated basis. The foregoing shall not be construed to limit any rights of the holders of Subordinate Voting Shares under applicable securities legislation. As at December 31, 2006, the total assets of the Corporation represented approximately 49.91% of the consolidated total assets of Quebecor.

Under the Trust Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledge as security) or of securities convertible into Multiple Voting Shares by a holder of Multiple Voting Shares party to the agreement or any person or company which it controls (a “Disposition”) is conditional upon the transferee becoming a party to an agreement on substantially similar terms and conditions as are contained in the Trust Agreement. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, shall not constitute a Disposition for purposes of the Trust Agreement.

The Trust Agreement provides that if a person or company carries out a sale (including an indirect sale) in respect of any Multiple Voting Shares in contravention of the Trust Agreement and, following such sale, such Multiple Voting Shares are still owned by Quebecor, Quebecor shall neither from the time such sale becomes effective nor thereafter: (a) dispose of any of such Multiple Voting Shares or convert them into Subordinate Voting Shares, in either case without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to such Multiple Voting Shares except in accordance with the written instructions of the Trustee. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights and shall exercise such rights (i) in the best interest of the holders of the Subordinate Voting Shares, other than Quebecor and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this provision (ii) in accordance with the Canada Business Corporations Act and the applicable securities legislation. Notwithstanding a sale of shares of Quebecor which constitutes an indirect sale of Multiple Voting Shares in contravention of the Trust Agreement, Quebecor shall have no liability under the Trust Agreement in respect of such sale, provided that Quebecor is in compliance with all other provisions of the Trust Agreement including, without limitation, the foregoing provision.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. The obligation of the Trustee to take such action will be conditional on the Corporation, a holder of Multiple Voting Shares alleged to be in default or holders of the Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the then outstanding Subordinate Voting Shares within thirty (30) days after provision of reasonable funds and indemnity to the Trustee.

The Trust Agreement provides that it may not be amended, and no provision thereof may be waived, except with the approval of:  (a) the holders of Multiple Voting Shares who are party to the Agreement; and (b) at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver, which two-thirds majority shall include a simple majority of the votes cast by holders of Subordinate Voting Shares, excluding the holders of Multiple Voting Shares party to the Agreement and their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale for purposes of the Trust Agreement other than as permitted thereby, prior to giving effect to such amendment or waiver.

No provision of the Trust Agreement shall limit the right of any holder of Subordinate Voting Shares under applicable securities legislation.

SECTION 2 — BUSINESS OF THE MEETING

Management’s Report and Financial Statements

The Management’s Report, the audited consolidated financial statements and the Auditors’ report thereon, for the years ended December 31, 2006, 2005 and 2004 which are included in the Corporation’s 2006 Annual Report, will be submitted to the shareholders at the Meeting, but no vote with respect thereto is required nor will one be taken.

Election of Directors

The articles of the Corporation provide that the Board of Directors (the “Board”) shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. It is proposed by the Management of the Corporation that eleven (11) directors be elected for the current year. The term of office of each director so elected will expire upon the election of his or her successor unless he or she shall resign from his or her office or his or her office shall become vacant by death, removal or other cause. The Management of the Corporation does not contemplate that any of the nominees for election at the Meeting will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified that his or her shares are to be withheld from voting on the election of directors.

All nominees whose nomination as director is hereby submitted are currently directors of the Corporation, with the exception of Ms. Michèle Desjardins and Mr. Douglas G. Bassett, who are standing for election for the first time to the Board. Ms. Monique F. Leroux and Mr. Robert Normand are not standing for re-election to the Board this year at the Meeting.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote FOR the election of the eleven (11) nominees whose names are hereinafter set forth.

The following table sets forth certain information in respect of the nominees for election to the Board. This information has been provided to the Corporation by the respective nominees.

Douglas G. Bassett, O.C., KStJ, O. Ont., Toronto, Ontario Age: 66 Subordinate Voting Shares: Nil Deferred Share Units: Nil (Mr. Bassett is not currently a director of the Corporation)

Corporate Director

Mr. Bassett has served as Chairman and President of Windward Investments (a private investment company) since 2000. Previously, he was Vice-Chairman of CTV Inc. from 1998 to 2000, and President and CEO of Baton Broadcasting Inc from 1990 until 1996. The University of New Brunswick awarded Mr. Bassett an honorary degree of Doctor of Laws, honoris causa in 1988.

Details as member of the Board of Quebecor World:
•      New nominee

•      The Board has determined that, if elected, Mr. Bassett will be an independent director

Additional Disclosure:
Mr. Bassett is a director of Rothmans Inc. and White Raven Capital
Corporation.

Reginald K. Brack Connecticut, United States Age: 69 Subordinate Voting Shares: 2,000 Deferred Share Units: 14,521

Corporate Director.

Mr. Brack previously served as the Chairman and Chief Executive Officer of Time, Inc., the world’s largest magazine publisher. He served as Chairman of Time, Inc. until June 1997. Mr. Brack received a B.S. degree from Washington and Lee University and a Doctor of Letters degree in 2002.

Details as member of the Board of Quebecor World:
•      Director since 2000
•      Independent
•      Member of the Executive Committee
•      Member of the Nominating and Corporate Governance Committee
•      Member of the Human Resources and Compensation Committee

Additional Disclosure:
Mr. Brack is also a director of Interpublic Group of Companies Inc. and Akoura Biometrics Inc.

André Caillé, O.C. Quebec, Canada Age: 63 Subordinate Voting Shares: Nil Deferred Share Units: 10,615

Corporate Director.

Mr. Caillé previously served as the President and Chief Executive Officer of Hydro-Québec from 1996 until April 2005. He was then appointed Chairman of the Board of Hydro-Québec and served in that capacity until September 14, 2005. From 1982 until 1987, Mr. Caillé held various senior executive positions with Gaz Métro Inc. (formerly known as Gaz Métropolitain Inc.), including President and Chief Executive Officer from 1987 to 1996. Mr. Caillé received a Bachelor’s degree in specialized chemistry (1965), a Master’s degree in physical chemistry (1966) and a Doctorate in physical chemistry (1968) from the Université de Montréal.

Details as member of the Board of Quebecor World:

•      Director since December 2005

•      Independent

•      Member of the Executive Committee

•      Member of the Nominating and Corporate Governance Committee

•      Member of the Human Resources and Compensation Committee

•      Member of the Pension Committee

Additional Disclosure: Mr. Caillé has been a director of National Bank of Canada since November 2005 and the Chairman of the World Energy Council since September 2004.

Robert Coallier Quebec, Canada Age: 46 Subordinate Voting Shares: Nil Deferred Share Units: 22,297

Senior Vice President and Chief Financial Officer of Dollarama L.P.

Mr. Coallier has served as Senior Vice President and Chief Financial Officer of Dollarama L.P. since August 2005. He served as Global Chief Business Development Officer of Molson Coors Brewing Company from February 8, 2005 until June 2005. From July 2004 until February 2005, he served as Executive Vice President, Corporate Strategy and International Operations of Molson Inc. and from July 2002 until June 2004, he served as President and Chief Executive Officer of Cervejarias Kaiser (a brewing company in Brazil and a subsidiary of Molson Inc.). From May 2000 until July 2002, Mr. Coallier was Executive Vice President and Chief Financial Officer of Molson Inc. Mr. Coallier received a Bachelor’s degree in economics from McGill University (1982) and a Master’s of Business Administration (M.B.A.) degree from Concordia University in Montreal (1988).

Details as member of the Board of Quebecor World:

•      Director since 1991

•      Independent

•      Chairman of the Audit Committee

•      Member of the Executive Committee

•      Member of the Nominating and Corporate Governance Committee

•      Member of the Human Resources and Compensation Committee

Michèle Desjardins Montreal, Quebec Age: 47 Subordinate Voting Shares: Nil Deferred Share Units: Nil (Ms. Desjardins is not currently a director of the Corporation)

President, Koby Consulting Inc.

Ms. Desjardins has served as President of Koby Consulting Inc. (a management consultant firm) since January 1998. She has also been an associate of Lansberg Gersick & Associates LLC since January 1998 and of the Niagara Institute since July 1999. Previously she was Executive Director of the Institute for Family Entreprises from July 1994 to December 1997, assistant to the President Executive Counsel of the Commission des valeurs mobilières du Québec from December 1992 to July 1994, and Director at PricewaterhouseCoopers from July 1991 to November 1992. Ms. Desjardins received a Bachelor’s of Applied Sciences degree in Forest Engineering (1981) and a Master’s in Business Administration (M.B.A.) degree (1988) from Université Laval. She is a Chartered Administrator, Certified Management Consultant (C.M.C.).

Details   as member of the Board of Quebecor World:
•      New nominee

•      The Board has determined that, if elected, Ms. Desjardins will be an independent director

Additional Disclosure:

Ms. Desjardins is also a director of La Société du Palais des Congrès de Montréal.

Wes William Lucas(1) Quebec, Canada Age: 43 Subordinate Voting Shares: 1,081 Deferred Share Units: Nil

President and Chief Executive Officer of the Corporation

Mr. Lucas has served as President and Chief Executive Officer of the Corporation since May 11, 2006. Prior to joining Quebecor World, Mr. Lucas served as Chairman, President and Chief Executive Officer of Sun Chemical Corporation and of Sun Chemical Group BV from July 2001 to January 2006. Mr. Lucas’ other previous professional experience included his past service as Chairman of Kodak Polychrome, President of Styrenics at Nova Chemicals, Vice President of Business Development at AlliedSignal Corporation, Consultant at McKinsey & Company, and founder of a software company. Mr. Lucas received a Bachelor’s of Science, Finance and Accounting degree from University of California (1985) and a Master’s of Business Administration (M.B.A.) degree from Harvard Business School (1990)

Details as member of the Board of Quebecor World:

•      Director since May 2006

•      Non-independent

The Right Honourable Brian Mulroney, P.C., C.C., LL.D. Quebec, Canada Age: 67 Subordinate Voting Shares: 4,900(2) Deferred Share Units: 113,956 (3)

Chairman of the Board of the Corporation and Senior Partner of Ogilvy Renault LLP

Mr. Mulroney has been a Senior Partner of Ogilvy Renault LLP (a law firm) since July 1993. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. He holds a Bachelor’s degree from St. Francis Xavier University and a Bachelor’s of Law degree from Université Laval. Mr. Mulroney has been a member of the Barreau du Québec since 1965.

Details as member of the Board of Quebecor World:

•      Chairman of the Board since 2002

•      Director since 1997

•      Non-independent

Additional Disclosure:

Mr. Mulroney is also a director of Archer-Daniels-Midland Company, Barrick Gold Corporation, Quebecor, Quebecor Media Inc. and Wyndham Worldwide Corporation.

Jean Neveu Quebec, Canada Age: 66 Subordinate Voting Shares: 4,033(4) Deferred Share Units: 25,531

Chairman of the Board of Quebecor (a communications holding company) and Chairman of the Board of TVA Group Inc. (a television broadcasting company).

Mr. Neveu has served as Chairman of the Board of Quebecor since 1999. He has also served as Chairman of the Board of TVA Group Inc. (a television broadcasting company) since November 2001. Mr. Neveu became Chairman and Chief Executive Officer of the Corporation at its foundation in 1989 (under the name of Quebecor Printing Inc.) and he remained as Chairman until 2002. From March 18, 2003 until March 12, 2004, he re-assumed an executive role as interim President and Chief Executive Officer of the Corporation. Mr. Neveu is a Fellow Chartered Accountant (FCA).

Details as member of the Board of Quebecor World:

•      Director since 1989

•      Independent

Additional Disclosure:

Mr. Neveu is also a director of Quebecor and TVA Group Inc.

Érik Péladeau Quebec, Canada Age: 51 Subordinate Voting Shares: 504(5)(6) Deferred Share Units: 7,960

Vice Chairman of the Board of the Corporation, Vice-Chairman of the Board of Quebecor Media Inc. (a communications company) and Executive Vice President and Vice Chairman of the Board of Quebecor (a communications holding company)

Mr. Péladeau has served as Vice Chairman of the Board of the Corporation since October 2001 and he served as its Senior Executive Vice President from October 2001 until March 12, 2004. He has also served as Vice Chairman of the Board of Quebecor since April 1999. He has been a director of Quebecor Media Inc. (a communications company) since January 2001. He re-assumed the position of Vice Chairman of the Board of Quebecor Media on March 30, 2005, having also held that position from January 2001 until March 2004. Throughout his career, Mr. Péladeau has held various senior management positions within the Quebecor Group. Mr. Péladeau pursued studies in business administration at HEC Montréal (previously known as l’École des Hautes Études commerciales).

Details as member of the Board of Quebecor World:
•      Director since 1989
•      Vice Chairman of the Board since 2001
•      Non-independent

Additional Disclosure:

Mr. Péladeau is also a director of The Jean Coutu Group (PJC) Inc., Quebecor, Quebecor Media Inc., Nurun Inc., and TVA Group Inc.

Pierre Karl Péladeau Quebec, Canada Age: 45 Subordinate Voting Shares: 25,976(6)(7) Deferred Share Units: 7,159(8)

President and Chief Executive Officer of Quebecor (a communications holding company)

Mr. Péladeau has served as President and Chief Executive Officer of Quebecor since April 1999 and as Vice Chairman of the Board and Chief Executive Officer of Quebecor Media since May 11, 2006. Mr. Péladeau served as President and Chief Executive Officer of the Corporation from March 12, 2004 until May 11, 2006. He served as Vice Chairman of the Board of the Corporation from April 1999 until September 2001. Mr. Péladeau holds a Bachelor’s degree in philosophy from Université du Québec à Montréal (1983) and a Bachelor’s of Law degree from Université de Montréal (1987)

Details as member of the Board of Directors of Quebecor World:

•      Director since 1989

•      Non-independent

•      Chairman of the Executive Committee since May 11, 2006

Additional Disclosure

Mr. Péladeau also serves as a director of Quebecor and Quebecor Media Inc.

Alain Rhéaume(9) Quebec, Canada Age: 55 Subordinate Voting Shares: Nil Deferred Share Units: 18,383

Lead Director of the Corporation and Managing Partner of Trio Capital.

Mr. Rhéaume has been Managing Partner of Trio Capital (an investment firm specialized in telecommunications) since January 2006. He served as Executive Vice President and President, Fido at Rogers Wireless Inc., from November 2004 until June 2005. He served as President and Chief Operating Officer of Microcell Solutions Inc. from May 2003 until November 2004 and President and Chief Executive Officer of Microcell PCS from February 2001 until April 2003. Mr. Rhéaume holds a degree in Business Administration from Université Laval (1973) and has completed the academics of a Master’s degree in Policy Analysis

Details as member of the Board of Directors of Quebecor World:

•      Lead Director since February 2006

•      Director since 1997

•      Independent

•      Chairman of the Human Resources and Compensation Committee

•      Chairman of the Nominating and Corporate Governance Committee

•      Member of the Audit Committee

Additional Disclosure:
Mr. Rhéaume is also a director of Boralex Income Fund, CV Tech Group and DiagnoCure Inc.

(1)    As President and Chief Executive Officer, Mr. Lucas is not eligible to receive any remuneration in his capacity as director.

(2)    On October 31, 2001, the Board granted The Right Honourable Brian Mulroney options to subscribe for 50,000 Subordinate Voting Shares at an exercise price of $33.50 per share. In addition, on February 3, 2003, the Board granted Mr. Mulroney options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of US$23.746 per share. Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of Quebecor.

(3)    Includes Deferred Share Units attributed to The Right Honourable Brian Mulroney in his capacity as Chairman of the Board of Directors of the Corporation.

(4)    Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor.

(5)    Mr. Érik Péladeau owns 140 Class B Subordinate Voting Shares of Quebecor and he controls Cie de Publication Alpha inc., which holds 5,200 Class B Subordinate Voting Shares of Quebecor. On Feburary 14, 2003, the Human Resources and Compensation Committee of the Corporation granted Mr. Péladeau options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of $33.648 per share.

(6)    A trust established for the benefit of Messrs. Érik Péladeau and Pierre Karl Péladeau, has voting control of Quebecor, the Corporation’s controlling shareholder, with 17,508,964 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor, representing 67.09% of all voting interests in Quebecor.

(7)    Mr. Pierre Karl Péladeau also owns 3,200 Class A Multiple Voting Shares and 25,000 Class B Subordinate Voting Shares of Quebecor.

        The Board of Directors of the Corporation has previously granted the following options to Mr. Péladeau: on January 28, 1998, options to subscribe for 56,917 Subordinate Voting Shares at an exercise price of $22.84; on February 17, 1998, options to subscribe for 1,065 Subordinate Voting Shares at an exercise price of $25.11; on December 22, 1998, options to subscribe for 200,000 Subordinate Voting Shares at an exercise price of $32.91; on February 19, 1999, options to subscribe for 51,894 Subordinate Voting Shares at an exercise price of $32.79; on February 22, 2000, options to subscribe for 19,814 Subordinate Voting Shares at an exercise price of $30.75; on June 23, 2004, as a special one-time grant, options to subscribe for 1,000,000 Subordinate Voting Shares at an exercise price of $29.188; and on August 2, 2005, options to subscribe for 591,000 Subordinate Voting Shares at an exercise price of $24.444.

(8)    No compensation paid for services rendered as director from March 2004 until May 2006, during which time Mr. Pierre Karl Péladeau served as President and Chief Executive Officer of the Corporation. Furthermore, Mr. Péladeau has not received any director’s compensation since

        May 2006, as he is not considered a non-management director due to his position as President and Chief Executive Officer of Quebecor, the controlling shareholder of the Corporation.

(9)    From May 1996 until February 2001, Mr. Rhéaume was Executive Vice President, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc., which, in January 2003, effected a recapitalization plan approved by its creditors and obtained a court order under the Companies’ Creditors Arrangement Act (Canada) implementing such plan. Mr. Rhéaume no longer serves as a director of Microcell Telecommunications Inc.

The following tables set forth the record of attendance of the nominees at meetings of the Board and its Committees and the number of meetings of the Board and its Committees held during the year ended December 31, 2006.

Directors	Number of meetings attended/ Number of meetings held (1)
	Board	Committees
André Caillé	10/11	18/18
Reginald K. Brack	8/11	11/13
Robert Coallier	11/11	29/29
Wes W. Lucas (2)	4/4	—
The Right Honourable Brian Mulroney, P.C., C.C., LL.D.	11/11	—
Jean Neveu	11/11	—
Érik Péladeau	10/11	—
Pierre Karl Péladeau	8/11	—
Alain Rhéaume	11/11	29/29
Overall Attendance Rate:	92.73%	96.16%

(1) Since becoming a director or a member of the relevant Committee(s).

(2) Mr. Lucas has served as the President and Chief Executive Officer of the Corporation since May 11, 2006.

Summary of Board of Directors and Committee Meetings Held in 2006
Board of Directors	11
Executive Committee	—
Audit Committee	16
Human Resources and Compensation Committee	8
Pension Committee	8
Nominating and Corporate Governance Committee	5

Appointment and Remuneration of Auditors

At the Meeting, the shareholders will be called upon to reappoint the auditors to hold office until the next Annual Meeting of Shareholders and to authorize the directors to establish their remuneration.

Except where authority to vote on the election of auditors is withheld, the persons named in the accompanying form of proxy will vote FOR the appointment of the firm KPMG LLP as auditors of the Corporation, compensation for their services to be determined by the Board. KPMG LLP have been acting as auditors of the Corporation since 1990.

Amendments to the Corporation’s Executive Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution approving certain amendments to the Corporation’s Executive Stock Option Plan. The text of the resolution is reproduced at Schedule “A” to this Circular.

Please see “SECTION 6 — Amendments to the Executive Stock Option Plan Requiring Shareholder Approval” of this Circular, which contains a detailed summary of the modifications that are proposed to be made to the Corporation’s Executive Stock Option Plan.

SECTION 3 — Compensation of Directors and Executive Officers

Compensation of Directors

The director’s compensation program is designed to attract and retain the most qualified people to serve on the Board and its committees. Annual retainers and attendance fees are paid to the members of the Board who do not serve in any management function for the Corporation, its subsidiaries or its controlling shareholder, Quebecor. The Corporation currently pays its non-management directors compensation in accordance with the schedule below:

Directors’ Compensation Schedule	Fee
Board Chair Retainer (1)	US$ 300,000
Board Retainer (1)	US$ 100,000
Lead Director	US$ 10,000
Committee Chair Retainer
— Audit Committee	US$ 10,000
— Other Committees	US$ 8,000
Meeting Attendance Fees	US$ 2,500

(1) At least 50% of the Board Chair retainer and the Board retainer are paid in deferred share units and the balance is paid in cash.

On April 1, 2000, the Corporation implemented a deferred share unit plan (the “DSU Plan”) for the benefit of its directors. On February 14, 2003, the DSU Plan was amended to permit the Chairman of the Board to also elect to receive the entirety of his remuneration in the form of units under the DSU Plan (“Deferred Share Units”). Under the DSU Plan, each director, including the Chairman of the Board (collectively, the “DSU Participants”), receives a portion of his or her compensation package in the form of Deferred Share Units, such portion to be equal to at least 50% of his or her annual base compensation referred to above. Subject to certain conditions, each DSU Participant may elect to receive, in the form of Deferred Share Units, up to 100% of the fees payable to him or her in respect of his or her services as director or as Chairman of the Board, including the balance of his or her base compensation, directors’ fees or any other fees or remuneration payable to him or her.

Under the DSU Plan, DSU Participants are credited, on the last day of each fiscal quarter of the Corporation, a number of Deferred Share Units determined on the basis of the amounts payable in US dollars to each DSU Participant in respect of such fiscal quarter, divided by the value of a Deferred Share Unit. The value of a Deferred Share Unit corresponds to the weighted average trading price of a Subordinate Voting Share on the New York Stock Exchange (“NYSE”) for the five (5) trading days immediately preceding such date. Deferred Share Units take the form of a bookkeeping entry credited to the account of a DSU Participant which cannot be redeemed for cash for as long as the DSU Participant continues to exercise his or her functions as a Board and Committee member or as Chairman of the Board.

Subject to certain limitations, all of a DSU Participant’s Units will, upon request by a DSU Participant, be redeemed for cash by the Corporation after he or she ceases to be a DSU Participant; however, the redemption of such Deferred Share Units shall occur no later than December 15 of the first calendar year commencing after the year in which such DSU Participant ceased to qualify as a DSU Participant, except for the directors residing in the United States, who must redeem their Units within 60 days from the date they cease to be a director. For the purpose of redeeming Deferred Share Units, the value of a Deferred Share Unit shall correspond to the fair market value of a Subordinate Voting Share on the date of redemption in US dollars. Fair market value is defined as the closing price of a Subordinate Voting Share on the NYSE on the last trading day preceding such redemption date.

For the purposes of both the crediting and redemption of Deferred Share Units under the DSU Plan, the Human Resources and Compensation Committee may, in certain exceptional circumstances, refer to the weighted average trading price or the closing price of a Subordinate Voting Share on the TSX instead of the NYSE in calculating the value of a Deferred Share Unit under such DSU plan.

Deferred Share Units confer upon the DSU Participant the right to receive dividends that are paid as additional Deferred Share Units at the same rate as dividends are paid on the Subordinate Voting Shares.

In 2006, the Honourable Richard C. Holbrooke and Mr. James Doughan did not stand for re-election at the Annual Shareholders’ Meeting held on May 10, 2006, which caused the redemption on July 10, 2006 of 27,754 Deferred Share Units by the Corporation for an aggregate cash amount of US$301,546.79. Mr. Derek H. Burney resigned as director on November 9, 2005, which caused the redemption on October 16, 2006 of 10,901 Deferred Share Units by the Corporation for an aggregate cash amount of US$136,044.66.

Ms. Monique F. Leroux and Mr. Robert Normand are not standing for re-election to the Board this year at the Meeting. Each of Ms. Leroux and Mr. Normand will be entitled to request the redemption of their Deferred Share Units held under the Corporation’s DSU Plan no later than December 15, 2008.

Compensation of Executive Officers

The following table shows certain selected compensation information for: (i) the two individuals who acted as President and Chief Executive Officer of the Corporation during the Corporation’s most recently completed financial year, namely Messrs. Wes W. Lucas and Pierre Karl Péladeau; (ii) the Executive Vice President and Chief Financial Officer; and (iii) the three other most highly compensated executive officers of the Corporation who were serving as such as at December 31, 2006 and whose total salary and bonus exceeded $150,000 in the most recently completed financial year (collectively, the “Named Executive Officers”); for services rendered in all capacities during the financial years ended December 31, 2006, 2005 and 2004.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
							Awards			Payouts
Name and Principal Position	Year	Salary ($)		Bonus(1) ($)		Other Annual Compensation ($)(2)	Securities Under Options/ SARs Granted(3) (#)		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Wes W. Lucas	2006	738,654	(4)	750,000		—	950,000	(5)	—	—	659,880	(6)
President and Chief	2005	—		—		—	—		—	—	—
Executive Officer	2004	—		—		—	—		—	—	—

Pierre Karl Péladeau	2006	516,163	(7)	—		—	—		—	—	—
Former President and	2005	1,380,530		—		—	591,000		—	—	—
Chief Executive Officer	2004	1,084,426		1,534,463		—	1,000,000		—	—	US22,500	(8)

Jacques Mallette	2006	450,000		208,140		—	127,000		—	—	138,718	(9)
Executive Vice President and Chief	2005	112,500	(10)	US56,250		—	97,000		—	—	—
Financial Officer	2004	—		—		—	—		—	—	—

Yvan Lesniak	2006	416,717	(11)	69,460		—	—		—	—	112,136	(9)
President Managing Director	2005	382,127	(11)	—		—	60,000		—	—	—
Quebecor World France	2004	436,055	(11)	126,263	(11)	—	15,000		—	—	—

Guy Trahan	2006	US425,000		—		—	75,000		—	—	—
President	2005	US425,000		US382,500		—	60,000		—	—	—
Latin America	2004	US425,000		US100,000		—	—		—	—	—

Antonio Fernández	2006	423,790	(11)	—		—	—		—	—	114,039	(9)
Chief Operating Officer	2005	395,880	(11)	—		—	60,000		—	—	—
Europe (excluding France)	2004	391,008	(11)	232,935	(11)	—	15,000		—	—	—

(1)                    Bonus amounts are paid in cash in the year following the financial year in respect of which they are earned. Retention bonuses are paid in the same year in which they are awarded.

(2)                    Perquisites that do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses are not included in this column.

(3)                    Underlying securities: Subordinate Voting Shares.

(4)                    Represents the base salary actually earned by and paid to Mr. Lucas in 2006.  Mr.  Lucas assumed the position of President and Chief Executive Officer of the Corporation on May 11, 2006. Mr. Lucas’ annual salary for 2006 was $1,150,000 see “Report on Executive Compensation — Compensation of the President and Chief Executive Officer”.

(5)                    For details of the terms and conditions applicable to such options, see “Report on Executive Compensation — Compensation of the President and Chief Executive Officer”.

(6)                    Represents the reimbursement of relocation expenses incurred by Mr. Lucas upon his international relocation from the United States to Montreal, Canada. This amount included the costs related to the sale and purchase of his primary residence, costs and professional fees incurred in connection with tax planning, immigration matters, legal expenses, moving expenses and such other costs ordinarily associated with an international relocation. In addition to the amount disclosed in the table above under the column "All Other Compensation", the Corporation paid Mr. Lucas an amount of $110,577 for consulting services provided to the Corporation between April 6 and May 10, 2006.

(7)                    Represents the salary actually earned by and paid to Mr. Péladeau in 2006.  Mr.  Péladeau ceased serving as President and Chief Executive Officer of the Corporation on May 11, 2006.

(8)                    Represents remuneration received by Mr. Péladeau in his capacity as director prior to his assuming the position of President and Chief Executive Officer on March 12, 2004.

(9)                    This amount represents a non-cash bonus awarded in respect of the year 2006 to be paid in the form of Subordinate Voting Shares purchased by a third party on the open market. This non-cash bonus will be deferred for three (3) years and a predetermined number of Subordinate Voting Shares will be delivered to the individual during the first quarter of 2009, provided that the Named Executive Officer in question is employed by the Corporation on December 31, 2008. If the Named Executive Officer in question is terminated without cause before December 31, 2008, then a pro rata amount based on time served during 2006 to 2008 will be paid by the Corporation to the Named Executive Officer.

(10)              Represents the salary actually earned by and paid to Mr. Mallette in 2005.  Mr.  Mallette was appointed Executive Vice President and Chief Financial Officer of the Corporation on October 1, 2005. Mr. Mallette’s annual salary for 2005 was $450,000.

(11)              Amounts actually paid to Messrs. Fernández and Lesniak in Euros and converted to Canadian dollars at the following noon spot rates of exchange of the Bank of Canada: CDN$1.5377 per €1.00 on December 31, 2006; CDN$1.3805 per €1.00 on December 31, 2005; CDN$1.6292 per €1.00 on December 31, 2004.

Options Granted in 2006

The Corporation has established a stock option plan for its executives, which is administered by the Human Resources and Compensation Committee of the Corporation. Participants in the Executive Stock Option Plan are granted options that may be exercised to purchase Subordinate Voting Shares of the Corporation.

The following table sets forth grants of stock options to subscribe for Subordinate Voting Shares to the Named Executive Officers under the Corporation’s Executive Stock Option Plan during the financial year ended December 31, 2006.

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/ SARs Granted (#)		% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Wes W. Lucas	950,000	(2)	41.05	US9.9820	US10.41	April 6, 2012
Pierre Karl Péladeau	—		—	—	—	—
Jacques Mallette	127,000		5.49	12.1100	11.90	June 29, 2012
Yvan Lesniak	—		—	—	—	—
Guy Trahan	75,000		3.24	US10.7740	US10.78	June 29, 2012
Antonio Fernández	—		—	—	—	—

(1)                    The exercise price applicable to stock options is equal to the arithmetic average of the closing prices of the Subordinate Voting Shares on the TSX (or on the NYSE for U.S. participants) for the five (5) trading days immediately preceding the grant date of the options.

(2)                    As an inducement to Mr. Lucas’ joining the Corporation as President and Chief Executive Officer, the Corporation granted him these options as an initial hiring grant. As permitted by the TSX Company Manual, these options were granted outside the reserve of the Corporation’s Executive Stock Option Plan. The TSX and the NYSE approved the additional listing applications for the Subordinate Voting Shares issuable upon exercise of such option.

Options Exercised in 2006

The following table indicates for each of the Named Executive Officers the number of options to purchase Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 2006, the gains realized upon exercise, the total number of unexercised options held at December 31, 2006, and the value of such unexercised options at that date.

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

			Unexercised Options/ SARs at FY-End		Value of Unexercised “In-The-Money” Options/ SARs at FY-End(2)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Wes W. Lucas	—	—	—	950,000	—	US1,499,100
Pierre Karl Péladeau	—	—	672,219	1,267,125	—	—
Jacques Mallette	—	—	12,125	211,875	—	176,530
Yvan Lesniak	—	—	15,242	52,500	—	—
	—	—	7,500	7,500	—	—
Guy Trahan	—	—	179	—	—	—
	—	—	50,629	127,500	—	58,950
Antonio Fernández	—	—	30,000	60,000	—	—

(1)                    The Aggregate Value Realized upon exercise is the difference between the closing sale price of the Subordinate Voting Shares on the TSX (or on the NYSE for U.S. participants) on the exercise date and the exercise price of the Named Executive Officer’s option.

(2)                    The Value of Unexercised In-The-Money Options at Financial Year-End is the difference between the option price and the closing sale price of the Subordinate Voting Shares on the TSX on December 31, 2006 (or on the NYSE for U.S. participants). This gain, unlike the gain set forth in the column “Aggregate Value Realized”, has not been and may never be realized. The underlying options have not been and may not be exercised, and actual gains, if any, will depend on the value of the Subordinate Voting Shares on the date of exercise of the corresponding options. The closing sale prices of the Subordinate Voting Shares on the TSX and on the NYSE on December 31, 2006 were $13.50 per share and US$11.56 per share, respectively.

Pension Benefits

Canadian Pension Plans.  The Corporation maintains a basic pension plan for its non-unionized Canadian employees (the “Basic Plan”), which also covers executive officers of the Corporation. The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction, if the participant has completed a minimum of ten years of service with the Corporation.

The maximum pension payable under the pension plan is as prescribed by the Income Tax Act (Canada). A participant contributes to the plan an amount equal to 5% of his or her salary not exceeding $105,555 for 2006, up to a maximum of $5,278 per year. Effective January 1, 2007, the maximum pension and participant contributions will be based on a salary of $111,111. In the event that a participant’s salary exceeds the maximum, benefits will be paid from the unfunded Quebecor World Restoration Plan (the “Restoration Plan”), which uses excess pay to top up any shortfalls (excluding bonuses) and the same formula as that found in the Basic Plan.

The table below sets forth the annual retirement benefits under the Basic Plan and the Restoration Plan payable at age 65 based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic and Restoration)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
400,000	$80,000	$120,000	$160,000	$200,000	$240,000
600,000	$120,000	$180,000	$240,000	$300,000	$360,000
800,000	$160,000	$240,000	$320,000	$400,000	$480,000
1,000,000	$200,000	$300,000	$400,000	$500,000	$600,000
1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000

*                 Remuneration refers to annual base salary only.

A participant’s pension is payable for life. In case of death after retirement, the plan provides a five-year full pension guarantee starting at the retirement date. After such period, the participant’s surviving spouse will continue to receive for life 60% of the pension.

As of December 31, 2006, the credited number of years of membership in the plans for participating Named Executive Officers were:

•                  for Mr. Wes W. Lucas, 8 months;

•                  for Mr. Jacques Mallette, 3 years and 9 months;

•                  for Mr. Pierre Karl Péladeau, 1 year and 5 months; and

•                  for Mr. Guy Trahan, 14 years in the Basic Plan (as his participation while in Latin America is limited to 5 years) and 18 years and 6 months in the Restoration Plan.

The number of years indicated above for Messrs. Mallette and Péladeau include credited years accrued under Quebecor’s pension plans that have been transferred to the Corporation’s pension plans under an inter-company reciprocal pension plan transfer agreement.

Canadian Supplementary Retirement Plan. In addition to the Canadian Basic and Restoration Plans, the Corporation provides Supplementary Retirement Plans for its Canadian executive officers. The supplemental retirement benefits payable to the Canadian Named Executive Officers are indicated below:

•                  At December 31, 2006, the credited number of years of membership in the plan for the participating Named Executive Officers were for Mr. Guy Trahan, 18 years and 6 months. The pension is payable in accordance with the same modalities as the Basic Plan.

The table below sets forth the aggregate annual retirement benefits payable to Mr. Trahan under the Basic Plan, the Restoration Plan and the Canadian Supplementary Retirement Plan at age 65 based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
600,000	N/A	$136,000	$181,000	$227,000	$272,000
900,000	N/A	$206,000	$274,000	$343,000	$411,000
1,200,000	N/A	$276,000	$367,000	$459,000	$551,000
1,500,000	N/A	$345,000	$460,000	$575,000	$691,000
1,800,000	N/A	$415,000	$553,000	$692,000	$830,000

*                 Remuneration refers to annual base salary and a bonus assumed to equal 50% of a normal base salary.

•                  At December 31, 2006, the credited number of years of membership in the plan for the participating Named Executive Officers were: for Mr. Wes W. Lucas, 8 months; for Mr. Jacques Mallette, 1 year and 3 months, and for Mr. Pierre Karl Péladeau, 1 year and 5 months. The pension is payable in accordance with the same modalities as the Basic Plan.

•                  For Mr. Lucas, his Supplemental Executive Retirement Plan provides for an additional 2 years of credited service after completion of 5 years of uninterrupted service, and an additional 8 years of credited service after 10 years of uninterrupted service.

The table below sets forth the annual aggregate retirement benefits under the Basic Plan, the Restoration Plan and the Supplementary Retirement Plan payable at age 65 for Mr. Wes W. Lucas, Mr. Jacques Mallette and Mr. Pierre Karl Péladeau, based on final average salary (including bonuses) and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
600,000	$120,000	$180,000	$240,000	$300,000	$360,000
900,000	$180,000	$270,000	$360,000	$450,000	$540,000
1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000
1,500,000	$300,000	$450,000	$600,000	$750,000	$900,000
1,800,000	$360,000	$540,000	$720,000	$900,000	$1,080,000

*                 Remuneration refers to annual base salary and a bonus assumed to equal 50% of annual base salary.

European Pension Plans.  The Corporation does not currently have a supplemental retirement plan for its European-based executives.  Mr. Antonio Fernández participates in the mandatory Social Security Plan of Spain. Mr. Yvan Lesniak participates in the mandatory Social Security Plan of France.

Employment Agreements

The Corporation has entered into employment agreements (collectively, the “Employment Agreements”) with each of the Named Executive Officers.

Pursuant to the Employment Agreements, each Named Executive Officer is entitled to participate in the Corporation’s short-term incentive plan and the Corporation’s Executive Stock Option Plan and to receive other benefits commensurate with his position.  The Employment Agreements are for an indefinite term.

The following Named Executive Officers have termination of employment provisions in their Employment Agreements.

Wes W. Lucas — Mr. Lucas’ Employment Agreement provides that in the event his employment is terminated without cause or for a good reason, he will be entitled to receive a payment of an amount that will be equal to the following:

(i) if the termination occurs during the first two (2) years after the effective date of commencement of his employment, an amount representing three (3) times his base salary and his target annual bonus for the year in which termination occurs as per the Management Incentive Compensation Plan plus the additional amounts set forth below. This amount will be payable in equal instalments over a three (3) year period following the date of termination; and

(ii) if the termination occurs after the second anniversary of the effective date of commencement of his employment, an amount representing one and a half (1½) times his base salary and his target annual bonus for the year in which termination occurs as per the Management Incentive Compensation Plan plus the additional amounts set forth below. This amount will be payable in equal instalments over an eighteen (18) month period following the date of termination.

In addition, the Corporation will reimburse Mr. Lucas for relocation costs incurred if he moves back to the United States following termination up to a maximum of the original cost incurred to relocate him to Montreal, if it is his wish to be relocated and if this occurs within six (6) months of his termination date. Mr. Lucas will also be entitled to all options that are vested at the date of termination. All unvested options whose vesting is time-related will vest either during the course of the severance period or on the day on which the last severance payment is due. All vested options will have a life and be exercisable up to thirty (30) days after the last severance payment is due. All other options not vested at the date of termination will be cancelled and all vested options will be exercisable under the terms of the Corporation’s Executive Stock Option Plan. In addition to the payments and vesting of options provided above, in the event of termination of his employment Mr. Lucas shall remain entitled to all rights, entitlements and benefits provided to terminated executives in accordance with all of the Corporation’s then applicable employment plans and policies.

Antonio Fernández - Mr Fernández’s Employment Agreement provides that in the event his employment is terminated as determined under applicable law, he will be entitled to a payment equal to the greater of (i) an amount equal to his then prevailing annual salary, and (ii) an amount equal to his then prevailing annual salary divided by 365 and multiplied by 45, per year of employment with the Corporation, but subject to a limit of an amount equal to two (2) years of his then prevailing annual salary.

Yvan Lesniak — Mr. Lesniak’s Employment Agreement provides that in the event his employment is terminated without cause, he will be entitled to a lump sum payment equal to 18 months of his then prevailing base annual salary.

Composition of the Human Resources and Compensation Committee

The current members of the Human Resources and Compensation Committee are Messrs. Alain Rhéaume (Chairman), Reginald K. Brack, Robert Coallier and André Caillé. All the members are independent within the meaning of the Categorical Standards of Independence of Directors adopted by the Corporation and derived from the corporate governance guidelines established by the Canadian Securities Administrators, the New York Stock Exchange and the Sarbanes-Oxley Act of 2002. The Corporation’s Categorial Standards of Independence are reproduced in their entirety at Schedule “C” of this Circular.

Report on Executive Compensation

The Human Resources and Compensation Committee assists the Board in fulfilling its governance responsibilities for the Corporation’s human resources policies and practices. Each year, as part of its mandate, the Human Resources and Compensation Committee reviews the Corporation’s compensation principles, policies and plans and reports to the Board on the Corporation’s executive compensation.  In order to enhance the Corporation’s ability to attract, motivate and retain high-performing senior management required to attain its financial, operating and performance objectives, the Corporation has developed and implemented an executive compensation policy. This policy is intended to ensure that the Corporation’s executives receive total compensation that (a) is competitive with the compensation received by executives employed by a group of comparable North American companies (the “Reference Market”), (b) rewards superior performance and (c) aligns the executives’ interests with those of the Corporation’s shareholders. The Reference Market is comprised of a combination of American and Canadian public companies of comparable size and complexity operating in the media, information and entertainment, manufacturing and other capital intensive industries, with international scale and scope. The compensation strategy is weighted towards “pay-for-performance” components.

The Corporation must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives. In general, the Corporation and the Human Resources and Compensation Committee set the remuneration of executive officers at the median of the overall compensation paid to executives in the Reference Market.

The Human Resources and Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Corporation and vital to the formulation and implementation of its strategic plan and financial objectives. The executive compensation package reviewed by the Human Resources and Compensation Committee aims primarily at:

•            Maximizing the creation of shareholder value;

•            Promoting the achievement of organizational objectives;

•            Ensuring that financial targets are achieved or surpassed;

•            Attracting, retaining and rewarding key contributors; and

•            Providing compensation substantially in line with that offered by comparable companies.

The executive compensation package is composed of three major components: (i) base salary and benefits; (ii) short-term incentive compensation; and (iii) long-term incentive compensation.

The relative weight attributed to each component of compensation varies according to the level and nature of the executive’s position with the Corporation. In general, the higher the position, the greater will be the component of compensation that is variable and at risk. The Corporation believes that this system serves to better align an executive’s degree of influence and the Corporation’s operational results. The relative weight attributed to each component of the remuneration is determined according to market figures and takes into account the Corporation’s internal policies and performance. The compensation structure for the most highly ranked executives approved by the Human Resources and Compensation Committee attributes a weight ranging from 20% to 35% to base compensation and 65% to 80% to incentive compensation and for other executives a weight ranging from 45% to 65% is attributed to incentive compensation.

Base Salary and Benefits

The Corporation’s salary and benefits policies are determined using various annual compensation surveys that are representative of the Reference Market.  As described above, the Reference Market consists of American and Canadian public companies of comparable size and complexity in the media, information and entertainment, manufacturing and other capital intensive industries, with international scale and scope, which are specifically prepared on behalf of the Corporation by consulting firms on the basis of a list of comparable companies. The base compensation paid to employees of the Corporation is established on the basis of business trends in the countries in which the Corporation operates, taking into account economic trends, the Corporation’s profitability and return on capital. On the basis of an overall annual budget authorized by the Board, each operational unit must justify the evolution of its salary and benefits policies based on its results.

Base salaries are reviewed on an annual basis, increases are not automatic and are typically provided only if an executive assumes additional material responsibilities or there is an increase in base salary levels for executives in the Reference Market. The Human Resources and Compensation Committee reviews annually the base salaries of the Named Executive Officers. Taking into account each Named Executive Officers’ level of responsibility, experience and sustained contribution, the Human Resources and Compensation Committee makes the appropriate adjustments, as required. Similarly, in order to ensure that the officers’ base salaries are competitive, the Committee looks to the median salaries paid to executives of the Reference Market and, if necessary or appropriate, makes certain adjustments thereto.

In 2006, the Human Resources and Compensation Committee retained the services of a consulting firm, Towers Perrin, to proceed with a comprehensive review of direct compensation for senior management positions for 2006 to assess Quebecor World’s competitiveness and practices with a peer group of American and Canadian companies and, as such, to (i) provide the Human Resources and Compensation Committee with information on market trends and best practices on executive compensation based on the Reference Market and (ii) conduct market research and provide the Human Resources and Compensation Committee with recommendations on the appropriate adjustments, if any, required to align the Corporation’s compensation policy with the market as it applies to executive officers.

The surveys conducted by Towers Perrin reveal that the Corporation’s total direct compensation package in 2006 for senior management was in line with those of the Reference Market.

Short-Term Incentive Compensation

The Corporation maintains a short-term incentive plan (referred to as the “Management Incentive Compensation Plan” or the “MICP”) for the senior management of the Corporation and its subsidiaries, which provides for the payment of cash bonuses to executives and managers whose business units (printing service groups or divisions) attain results in line with the annual financial and strategic targets approved by the Corporation, and additional bonuses if the operating results have surpassed these financial and strategic targets. The Corporation’s short-term incentive plan focuses on the achievement of key financial and strategic performance indicators, such as earnings before interest and tax (“EBIT”), return on capital employed (“ROCE”), cost of capital, earnings per share (“EPS”), return on equity (“ROE”), specific results in the 5-point transformation plan, strategic initiatives, corporate development, capability building and cost reduction targets. The specific amount of these payments must be approved by the Human Resources and Compensation Committee.

In the case of the Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities and whether or not the specified financial and strategic objectives have been attained. When such objectives are exceeded, bonuses are higher; when objectives are not attained, the incentive bonuses are lower or nil, depending on the circumstances.

Each key financial performance indicator and objective that makes up an individual’s bonus carries a predetermined percentage weighting which is set at the beginning of each financial year. For each bonus level, a range is established which is comprised of a target and a maximum percentage payout associated with each target. The total bonus paid to an individual results from the sum of the various components that make up the individual’s predetermined financial and strategic targets; however, the Human Resources and Compensation Committee has the discretion, when it deems it appropriate, to diverge from the predetermined financial and strategic targets in exceptional circumstances. The Human Resources and Compensation Committee may also make discretionary bonus awards in recognition of an individual’s special achievements or contributions to the Corporation in a particular financial year.

 For 2006, the criteria that were applied in determining the bonuses payable under the MICP, if any, for the Named Executive Officers were as follows:

•                  For the President and Chief Executive Officer, Mr. Wes W. Lucas:  Under his Employment Agreement, Mr. Lucas is entitled to an annual performance-based incentive award with a maximum award of three times his annual salary.  The calculation of this annual incentive is based on two components.  The first component is a target bonus of 100% of his annual base salary and a maximum bonus opportunity of 150% of his annual base salary for each financial year.  The performance criteria for the 2006 financial year were set as follows: 25% based on ROCE, 50% based on EPS and 25% based on ROE.  The second component is a target multiplier pursuant to which, under his Employment Agreement, Mr. Lucas has the opportunity to earn up to an additional two times his target bonus when certain combined specific performance indicators are met.

In addition, personal objectives were established for Mr. Lucas, which included, among others, establishing a transformational strategy and plan to create shareholder value, as well as certain specific objectives for the financial year, which included specific actions involving operations, sales, retooling the plant network, balance sheet improvement and other improvement actions.

•                  For the Executive Vice President and Chief Financial Officer, Mr. Jacques Mallette: Certain personal objectives were established, which included, among others, providing support to the new CEO in the transformation of the Corporation, achieving compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and developing the corporate functional capabilities to maximize performance.

•                  For the Chief Operating Officer, Europe, Mr. Antonio Fernández: Based on the 2006 MICP Criteria (as hereinafter defined).

•                  For the President of Operations, France, Mr. Yvan Lesniak: Based on the 2006 MICP Criteria (as hereinafter defined).

•                  For the President, Latin America, Mr. Guy Trahan: 75% based on EBIT and 25% based on ROCE.

Given that the 2006 financial year was a year in which the Corporation commenced the implementation of a transformation based on a 5-point transformation plan and continued with its major retooling plans, in May 2006, the Human Resources and Compensation Committee approved a special incentive compensation arrangement for 2006 that combines a cash reward for short-term results in 2006 and a long-term equity-based component. It was approved on the basis that it would ensure retention of key players, provide a strong performance incentive, align with Quebecor World’s stock performance, reward individuals that would remain employed during the implementation of the 5-point transformation plan, and minimize the cash impact on the Corporation.

The components of this 2006 compensation program are as follows:

•                  50% of the individual bonus target is to be based on specific and measurable objectives related to EBIT achievement pertinent to each executive and business group and to the Strategic Plan. Customized objectives were approved for each business group. The bonus payout for 2006 for the executives was approved, upon recommendation of the Human Resources and Compensation Committee, by the Board in March 2007, and

•                  50% of the individual bonus target is to be deferred for three (3) years and will be paid in the form of a predetermined number of Subordinate Voting Shares during the first quarter of 2009, provided that the executive in question was employed by the Corporation on December 31, 2008. If the executive in question is terminated without cause before December 31, 2008, then a prorata amount based on time served during 2006 to 2008 will be paid by the Corporation to the executive.  The Subordinate Voting Shares are to be purchased by a third party on the open market.

(the “2006 MICP Criteria”).

Long-Term Incentive Compensation

The long-term incentive component is comprised of (i) the Executive Stock Option Plan, which provides for the issuance of stock options to executive officers to purchase Subordinate Voting Shares, and (ii) a Deferred Performance Share Unit Plan, which was implemented effective January 1, 2005. The Deferred Performance Share Unit Plan has been suspended for the 2006 financial year, given that a special incentive arrangement was put in place for the 2006 financial year, namely the 2006 MICP Criteria.

(i)          Executive Stock Option Plan

The Executive Stock Option Plan (the “ESOP”) has been in place since April 23, 1992 as a performance incentive for certain key employees of the Corporation.  In furtherance of a general goal of encouraging the Corporation’s development and growth, the ESOP was implemented in order to create direct links between executive compensation and increased value for shareholders. In addition, the ESOP was also conceived with a view to developing each eligible executive’s sense of ownership in the Corporation, while aligning their compensation to meaningful and measurable performance goals reinforced through the inclusion of performance targets. The Corporation grants stock options to executives as a long-term incentive intended to enhance both retention and attraction.

The maximum number of Subordinate Voting Shares that are currently authorized to be issued under the ESOP is 9,000,000, of which 1,795,266 have to date been exercised. The terms of the ESOP do not permit any individual optionholder to hold options to purchase more than 5% of the Corporation’s issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

At the Meeting, shareholders are being asked to approve certain amendments to the ESOP, including an increase to the maximum number of Subordinate Voting Shares issuable under the ESOP from 9,000,000 to 11,000,000 Subordinate Voting Shares. Please refer to “SECTION 6 — Amendments to the Executive Stock Option Plan Requiring Shareholder Approval”, which contains a detailed summary of the amendments to the ESOP that shareholders are being asked to consider and approve at the Meeting.

Under the terms of the ESOP, certain eligible executives may be granted options to purchase Subordinate Voting Shares at a predetermined price and over a specific period of time. The Human Resources and Compensation Committee is responsible for the administration of the ESOP and for designating eligible executives. Upon recommendations received from senior management, the Human Resources and Compensation Committee determines the executives eligible for the granting of options pursuant to the ESOP. It also determines the size of each grant and the date on which each grant is to become effective.

The ESOP is open to employees of the Corporation and its subsidiaries who occupy executive positions and who have the ability to influence the long-term performance of the Corporation. As such, eligible executives have been assigned a level according to their position and areas of responsibility. The number of options which may be granted to eligible executives is determined in accordance with their assigned level.

The Human Resources and Compensation Committee approved revised stock option grant ranges for 2006 and 2007, on the basis of two market surveys conducted on behalf of the Corporation. The target grants were revised in order to reduce the gap in terms of stocks option grants between the various levels of senior management positions, while maintaining the flexibility to grant stocks options on the basis of individual performance and future outlook.

The exercise price applicable to options granted under the ESOP is determined by the Human Resources and Compensation Committee according to the “Market Value” of the Subordinate Voting Shares. “Market Value” is defined in the ESOP as the arithmetic average of the closing prices of the Subordinate Voting Shares on the TSX for options priced in Canadian dollars and on the NYSE for options priced in US dollars, for the five (5) trading days immediately preceding the grant of the option.

50% of an optionholder’s options become exercisable and vest based on the achievement of certain adjustable performance targets approved by the Human Resources and Compensation Committee. The remaining 50% of an optionholder’s options become exercisable and vest based on the passage of time, with 12.5% of the options vesting on each of the first four anniversaries of the option grant date. In the event of the death of an optionholder, the optionholder’s estate may exercise only the options which are vested at the time of death.

Once granted, the right to exercise options will expire on the earliest to occur of the following:

a.                                       six (6) years from the date of grant;

b.                                      twelve (12) months following the death of the optionholder;

c.                                       ten (10) years from the date of grant, in the case of optionholders who have retired, with respect to options granted before January 1, 2005;

d.                                      three (3) years from the date of grant, in the case of optionholders who have retired, with respect to options granted on or after January 1, 2005; and

e.                                       thirty (30) days from the termination of the optionholder’s employment for reasons other than death or retirement (this applies solely to vested options).

Where an optionholder’s employment is terminated for reasons other than death or retirement, all options that are not vested at the date of termination will immediately be terminated and cancelled. In addition, a one-year hold period applies to Subordinate Voting Shares acquired upon exercise of options by retiring or retired employees. Any options not exercised prior to their expiration date become non-exercisable and are forfeited. All Subordinate Voting Shares subject to forfeited or cancelled options automatically become available for future grants under the ESOP.

Options granted under the ESOP may not be assigned or transferred by the optionholder other than by will or in accordance with the laws governing the devolution and division of property in the event of death.

Given that various amendments have been made to the ESOP since its inception in April 23, 1992, the vesting conditions of the options vary depending upon the original date of grant. Therefore, the currently issued and outstanding options have different vesting features, as described below:

1.               Options granted prior to February 23, 2000 expire ten (10) years following the date of grant and may generally be exercised as follows: (i) on or after the second anniversary of the grant date for 25% of the optioned shares or any part thereof; (ii) on or after each of the third and fourth anniversaries of the grant dates, for an additional 25% of the optioned shares or any part thereof; and (iii) on or after the fifth anniversary of the grant date for the remaining 25% of the optioned shares or any part thereof.

2.               Options granted after February 23, 2000 but before January 1, 2005 generally vest equally over a four-year period (25% each year, starting on the first anniversary of the grant date).

3.               For options granted since January 1, 2005, options vest in equal instalments at each of the first four anniversary dates of the grant, as follows:

•                  12.5% on the passage of time;

•                  6.25% on the achievement of a target compounded annual growth rate of the share price as measured by the growth in the 30-day average share price at the date of grant (or the closest business day) of each year. Vesting can be achieved on an annual or a cumulative basis according to the ESOP; and

•                  6.25% on the achievement of a target compounded annual growth rate of the EPS as measured by the growth in EPS per the Corporation’s December 31st audited financial statements of each year. Vesting can be achieved on an annual or a cumulative basis according to the ESOP.

At March 12, 2007, 7,204,734 Subordinate Voting Shares, out of a total of 9,000,000, remained reserved for plan participants, representing 5.47% of al issued and outstanding Multiple Voting Shares and Subordinate Voting Shares combined. From this reserve, at March 12, 2007, a total of 6,786,465 options to purchase Subordinate Voting Shares were outstanding (i.e. unexercised options that have neither expired nor been cancelled), representing 5.15% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares combined. Furthermore, 950,000 options had been granted outside the reserve under the ESOP as inducement options to Mr. Wes W. Lucas and an additional 65,000 options had been granted outside the reserve under the ESOP as inducement options to another officer of the Corporation.

In 2006, the grants of options to Named Executive Officers were made in favour of Messrs.  Wes W. Lucas, Jacques Mallette, and Guy Trahan, as detailed in the “Options/SAR Grants during the Most Recently Completed Financial Year” table at page 14 of this Circular.

At the Meeting, shareholders are being asked to approve certain amendments to the ESOP, including: (i) modifying the amending provisions of the ESOP; (ii) increasing the reserve from 9,000,000 to 11,000,000 Subordinate Voting Shares; (iii) extending exercise periods that fall within self-imposed blackout periods; and (iv) making certain other amendments, including some of a housekeeping nature. Please refer to “SECTION 6 — Amendments to the Executive Stock Option Plan Requiring Shareholder Approval” commencing on page 32 of this Circular, which contains a detailed summary of the amendments that are proposed to be made to the ESOP.

(ii)      Deferred Performance Share Unit Plan

Effective January 1, 2005, the Corporation implemented a long-term incentive plan for the benefit of its key senior executives designated as the Deferred Performance Share Unit Plan (the “DPSUP”), which is overseen by the Human Resources and Compensation Committee. The purpose of the DPSUP is to (i) promote a better alignment of the interests of its shareholders and key executives, (ii) provide a tax-deferred capital accumulation opportunity to key executives through deferral of compensation, and (iii) provide the Corporation with a method of rewarding and retaining select executives. Participation in the DPSUP is mandatory for all members of “Senior Management”, being all employees of the Corporation whose compensation is directly approved by the Human Resources and Compensation Committee.

The principal terms and conditions of the DPSUP are described below. Given that a special incentive arrangement with a particular retention component was introduced, by way of exception, for the year 2006 (namely, the 2006 MICP Critera), the application of the DPSUP was suspended for the 2006 financial year.

Under the DPSUP, participants are entitled to defer up to 50% of their annual bonus, on a pre-tax basis, in order to ultimately purchase Subordinate Voting Shares or receive deferred cash payments. Under the DPSUP, the Corporation issues to participants Deferred Share Units, or DSUs, each of which is intended to confer upon participants the right to receive one Subordinate Voting Share on the “Settlement Date”. All Subordinate Voting Shares delivered to participants under the DPSUP will be purchased by the Corporation on the open market through an independent securities broker.

The Corporation will maintain throughout the life of the DPSUP a separate account for each participant in the DPSUP. The number of DSUs to be credited to a participant’s account is determined by dividing (i) the amount of the relevant deferred bonus amount that the participant has elected to convert into DSUs by (ii) the fair market value of a Subordinate Voting Share on the date DSUs are to be allocated. “Fair market value” is defined as the average closing sale prices of the Subordinate Voting Shares traded on the TSX (for deferred bonus amounts denominated in Canadian dollars) and the NYSE (for deferred bonus amounts denominated in US dollars), on the last five (5) trading day immediately preceding the relevant Settlement Date.

Participants’ accounts will also be credited with “Dividend Equivalents” and “Matching DSUs”. Dividend Equivalents are additional DSUs credited to a Participant’s account if, as and when dividends are declared and paid on the Subordinate Voting Shares. “Matching DSUs” represent an additional or matching contribution by the Corporation to a Participant’s account equal to one-fifth of all DSUs originally credited upon deferral of a bonus under the DPSUP.

A mandatory deferral period of 1,095 days (3 years) applies to bonuses deferred under the DPSUP in the form of DSUs (the “Mandatory Deferral Period”).

Under the terms of the DPSUP, DSUs are “settled” (i.e. exchanged) either for Subordinate Voting Shares or for cash. DSUs are settled for Subordinate Voting Shares in the event a participant’s employment is terminated without cause or as result of or following such participant’s retirement, disability or death (each, a “Share Settlement Termination Event”). DSUs are settled for cash in the event the cause or reason of a participant’s termination of employment is not a Share Settlement Termination Event, such as termination with cause or voluntary termination (resignation) by the participant (each, a “Cash Settlement Termination Event”).

In the event of a Share Settlement Termination Event, other than a participant’s termination of employment without cause, a participant’s DSUs will be automatically settled for shares on the last day of the Mandatory Deferral Period, and in the event of termination of a participant’s employment without cause, DSUs are settled for shares on the earliest to occur of the last day of the Mandatory Deferral Period and the day on which termination of employment occurs (the “Share Settlement Date”).

As soon as reasonably practicable following a Share Settlement Date, the Corporation will deliver to the affected participant a number of Subordinate Voting Shares equal to the number of DSUs credited to his or her account, including Matching DSUs and Dividend Equivalents, subject to adjustment for withholding taxes and other amounts required or permitted to be deducted at source.

In the event of a Cash Settlement Termination Event, a participant’s DSUs are settled for a one-time cash payment on the date as of which termination of employment occurs (the “Cash Settlement Date”), although the affected participant in such circumstances forfeits all Matching DSUs and Dividend Equivalents that had been previously credited to his or her account. The one-time cash payment that the Corporation will make to a participant on a Cash Settlement Date is equal to the number of DSUs (excluding all Matching DSUs and Dividend Equivalents) credited to such participant’s account multiplied by the lesser of the fair market value of a Subordinate Voting Share on the date on which the bonus was originally awarded and the fair market value of a Subordinate Voting Share on the Cash Settlement Date.

Compensation of the President and Chief Executive Officer

As part of its mandate, the Human Resources and Compensation Committee reviewed the total compensation package of Mr. Wes W. Lucas who succeeded to Mr. Pierre Karl Péladeau, as the President and Chief Executive Officer (the “CEO”), on May 11, 2006. Considering the international nature of the Corporation’s operations, for 2006, the target value of the CEO’s compensation components were determined to be in line with the median of the U.S. market (in local currency), which is in line with the upper quartile of the Canadian market. These compensation components are as follows:

•                  An annual base salary of $1,150,000.

•                  Under his Employment Agreement, Mr. Lucas is entitled to an annual performance-based incentive award with a maximum award of three times his annual salary.  The calculation of this annual incentive is based on two components.  The first component is a target bonus of 100% of his annual base salary and a maximum bonus opportunity of 150% of his annual base salary for each financial year.  The performance criteria for the 2006 financial year were set as follows: 25% based on ROCE, 50% based on EPS and 25% based on ROE.  The second component is a target multiplier pursuant to which, under his Employment Agreement, Mr. Lucas is given the opportunity to earn up to an additional two times his target bonus when certain combined specific performance indicators are met.

Also, personal objectives were established, which included, among others, establishing a transformational strategy and plan to create shareholder value, as well as certain specific objectives for the financial year, which included specific actions involving operations, sales, retooling the plant network, balance sheet improvements and other improvement actions approved by the Board.

•                  As an inducement to Mr. Lucas’ joining the Corporation as CEO, the Corporation granted him 950,000 options under the ESOP, which were granted outside the ESOP reserve as permitted by the TSX Rules. He will be eligible for a grant in 2008 and annually thereafter. The Board may at its discretion consider an additional grant for 2007.

•                  Under his Employment Agreement, Mr. Lucas is entitled to receive other benefits commensurate with his position.

To determine the structure and level of compensation for the CEO, the Human Resources and Compensation Committee uses data from the Reference Market. According to the data collected, Mr. Lucas’ overall compensation package is appropriate and comparable to other Chief Executive Officers in the Reference Market.

Under the leadership of Mr. Lucas, Quebecor World announced and commenced the implementation of a 5-point transformation plan in the second quarter of 2006 with an objective to increase shareholder value and improve the Corporation’s performance. The 5-point transformation plan focuses on the following five key areas:

(1)          Build the capability to create the highest value for Quebecor World’s customers by providing differentiated, superior-value products and services to be its customers’ complete print solution partner.

(2)          Develop the Corporation’s people to the best that they can be, through a comprehensive people development program consisting of training, new processes, and tools to build high-performance teams.

(3)          Implement a continuous improvement program to build superior execution capabilities producing the most efficient, most dependable, and highest quality results. Institute low-capital, high-return projects to begin a new cycle of high cash flow generation.

(4)          Complete the Corporation’s retooling program, which involves deploying state-of-the-art technology in fewer but larger facilities by running wider, faster, more energy-efficient next-generation technology, with a focus on maximizing return on capital.

(5)          Take the appropriate financing actions to improve Quebecor World’s financial flexibility and reduce interest costs by strengthening the balance sheet.

All five of these initiatives are now underway and are focused on achieving concrete financial and qualitative targets to deliver increased shareholder value.

In 2006, Mr. Lucas effectively received the following compensation:

•                  A salary of $738,654, representing the amount of his base salary of $1,150,000 actually earned during the 2006 year commencing as of May 11, 2006, when Mr. Lucas assumed the position of President and Chief Executive Officer.

•                  Upon recommendation of the Human Resources and Compensation Committee, the Board approved the special performance pay-out based on key value drivers of $750,000 for the 2006 year to the CEO based, among others, on the following achievements:

(i)             the creation of a vision and a business model to provide a “complete marketing and advertising solution based on multi-channel print marketing” and also “value-based print solutions for the publishing industry”;

(ii)          the development of a 5-point transformation plan and its implementation across the organization;

(iii)       focusing the organization on value creation for customers through complete print solutions;

(iv)      the setting of an original target of $300 million from the Customer Value initiative and remaining on track to achieve this commitment;

(v)         the implementation of world-class tools and processes in order to build the organization’s execution capabilities;

(vi)      the setting of aggressive targets for the Execution initiative, and making good progress on achieving $100 million of continuous improvement and implementing thirty-six (36) Six Sigma projects that are currently under way in the plants; and

(vii)   the taking of initiatives to accelerate the completion of the Corporation’s retooling program with a goal to be completed in 2007, instead of 2008.

•                  Under his Employment Agreement, the Corporation reimbursed the CEO an amount of $659,880 representing the costs he incurred upon his international relocation from the United States to Montreal, Canada. This amount included the costs related to the sale and purchase of his primary residence, costs and professional fees incurred in connection with tax planning, immigration matters, legal expenses, moving expenses and such other costs ordinarily associated with an international relocation. In addition the Corporation also paid Mr. Lucas an amount of $110,577 for consulting services provided to the Corporation between April 6 and May 10, 2006.

•                  Upon commencing his employment with the Corporation, Mr. Lucas received an award of 950,000 options (the “Initial Grant”), which were granted outside the ESOP reserve as permitted under the TSX Rules and pursuant to an authorization received from the TSX. Under the ESOP, the options have a term of 6 years. The vesting of options is 50% time-related at a rate of 25% per year and 50% performance-related to the annual performance conditions agreed upon by the Board for each grant. For the Initial Grant, the performance conditions are as detailed below:

•                  25% of the grant will vest at a rate of 25% per year on the basis of growth in share price. The vesting conditions will be based on a targeted compounded annual growth rate (“CAGR”), as measured by the growth in the 30-day average share price at the date of the grant (or the closest business day) of each year. Vesting can be achieved on an annual or cumulative basis such that previously or future missed annual vesting targets can be met based on cumulative CAGR performance over multiple years in the grant term.

•                  25% of the grant will vest at a rate of 25% per year on the basis of growth of diluted EPS. The vesting conditions for growth in EPS are based on a target CAGR, as measured by the growth in EPS per the December 31st audited financial statements of each year compared to the prior year. Vesting will take place on the date of grant of the following year. Vesting can be achieved on an annual or cumulative basis such that previously or future missed annual vesting targets can be met based on cumulative CAGR performance over multiple years in the grant term. The initial period to determine the vesting conditions is the EPS CAGR for Quebecor World’s December 31, 2006 financial statements as compared to the December 31, 2005 financial statements.

Mr. Lucas also enrolled as a participant in the Corporation’s Canadian Employee Stock Purchase Plan. He currently holds 1,081 Subordinate Voting Shares.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is linked to corporate, business unit and individual performance, the compensation policy and packages of comparable companies in the Reference Market, as well as stock performance and long-term improvement. The Human Resources and Compensation Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

Depending on specific circumstances, the Human Resources and Compensation Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

The Human Resources and Compensation Committee is satisfied that the Corporation’s compensation policies and levels of compensation are aligned with the Corporation’s performance and reflect competitive market practices. The Human Resources and Compensation Committee is confident that these policies will continue to allow the Corporation to attract, retain and motivate talented executives, and it will continue to regularly evaluate and reassess the effectiveness of the Corporation’s compensation philosophy.

For the Human Resources and Compensation Committee:

•                  Alain Rhéaume (Chairman)

•                  Reginald K. Brack

•                  André Caillé

•                  Robert Coallier

Performance Graph

The following performance graph illustrates the cumulative total return of a $100 investment in the Corporation’s Subordinate Voting Shares, compared with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX 60 Index and the S&P 500 Index.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

	12-31-01	12-31-02	12-31-03	12-31-04	12-31-05	12-31-06
Quebecor World Inc.	$100	$100	$78	$77	$49	$43
S&P/TSX Composite	$100	$88	$111	$127	$157	$184
S&P/TSX 60	$100	$86	$108	$123	$154	$184
S&P 500 (CDN$)	$100	$77	$82	$84	$85	$98

SECTION 4 — SECURITY BASED COMPENSATION ARRANGEMENTS

Securities Authorized for Issuance under Equity-Based Compensation Plans

The following table sets forth, as at March 12, 2007, the information with respect to all of the Corporation’s compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	(a) Number of securities to be Issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders:	7,801,465*	US$19.53	418,269
Executive Stock Option Plan	7,801,465*	US$19.53	418,269
USA Employee Stock Purchase Plan	—	—	1,342,252
Equity compensation plans not approved by securityholders	—	—	—
Total:	7,801,465*	US$19.53	1,760,521

* Includes 1,015,000 Inducement Options granted outside the shares reserved under the ESOP and approved by the TSX.

Principal Terms of Quebecor World’s Security-Based Compensation Arrangements and Other Required Disclosure

Companies listed on the TSX are required to disclose on an annual basis, in their information circulars, or in other annual disclosure documents distributed to all securityholders, the terms of their security-based compensation arrangements and any amendments adopted to such arrangements during the most recently completed financial year. Under the rules of the TSX Company Manual (the “TSX Rules”), security-based compensation arrangements include, for example, stock option plans, stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the listed issuer. In general, arrangements or plans that do not involve the issuance from treasury or potential issuance from treasury of securities of the listed issuer are not security-based compensation arrangements for the purposes of the TSX Rules. Quebecor World currently has in place two such security-based compensation arrangements, namely its ESOP and (ii) its USA Employee Stock Purchase Plan. The principal terms of each of Quebecor World’s security-based compensation arrangements and the disclosure required under the TSX Rules is set forth below.

(i) Executive Stock Option Plan

A detailed description of the principals terms and conditions of the ESOP are set out at Section 3 of this Circular under the heading “Executive Stock Option Plan”.

(ii) Canadian Employee Stock Purchase Plan

On February 22, 2007, the Corporation adopted amendments, with effect as of April 1, 2007, to the Canadian Employee Stock Purchase Plan (the “Canadian ESPP”) to provide that the Subordinate Voting Shares purchased under the Canadian ESPP will no longer be issued from treasury but will be henceforth purchased on the open market.  Consequently, the Canadian ESPP no longer qualifies as a security-based compensation arrangement or plan under the TSX Rules, and the Corporation will no longer include any disclosure on the Canadian ESPP in its future information or management proxy circulars.

(iii) USA Employee Stock Purchase Plan

Effective October 26, 2000, Quebecor World (USA) Inc. adopted its employee stock purchase plan (the “USA ESPP”) in order to assist employees of Quebecor World (USA) Inc. and its subsidiaries in acquiring a stock ownership interest in the Corporation pursuant to a plan which is intended to qualify as an employee stock purchase plan under section 243 of the United States Internal Revenue Code of 1986, as amended. Participation in the USA ESPP is open to permanent and defined part-time or temporary employees of Quebecor World (USA) Inc. and its subsidiaries who own less than 5% of the Corporation’s voting interests. The maximum number of Subordinate Voting Shares that may be issued pursuant to the USA ESPP is currently 4,000,000.

Under the USA ESPP, Subordinate Voting Shares are purchased on behalf of eligible employees using funds comprised of both payroll deductions and matching employer contributions. The value of employer contributions is based on the contributions of each participating employee during four set periods throughout a given calendar year (the “Offering Periods”). On the last day of each Offering Period, Quebecor World (USA) Inc. contributes to each participant’s account an amount equal to 17.5% of such participant’s contribution for the respective Offering Period. Participants may contribute up to 4% of their salary under the USA ESPP. On this same date, purchases of Subordinate Voting Shares are made from the accounts of the participating employees, for the lesser of the “Fair Market Value” of the Subordinate Voting Shares on that date and on the first day of the Offering Period. “Fair Market Value” means, with respect to a given date, the average of the regular closing prices, as reported by all securities exchanges on which the Subordinate Voting Shares are listed, for the sales of such shares on the previous trading date.

Individual participants may not acquire more than US$25,000 worth of Subordinate Voting Shares per year through their participation in the USA ESPP alone or in combination with any other employee stock purchase plan of the Corporation, Quebecor World (USA) Inc. and their subsidiaries. The total number of Subordinate Voting Shares which may be purchased by insiders of the Corporation pursuant to the USA ESPP shall not exceed more than 50% of the total number of Subordinate Voting Shares reserved for issuance under the USA ESPP. Benefits provided to participants under the USA ESPP are not transferable by assignment or by any other means.

Aside from voluntary withdrawal from the USA ESPP, a participant loses his or her interest in the USA ESPP if he or she ceases to qualify as an eligible employee. Where such loss of eligibility is due to any reason other than disability, including termination of employment with or without cause, the employee in question will be refunded the cash amount of the assets held in his or her USA ESPP account. Where such loss of eligibility is due to disability, the employee in question may choose to have the cash in his or her account refunded, or to have his or her account applied toward the purchase of shares on the last day of the then current Offering Period, after which his or her participation will cease.

The USA ESPP will automatically terminate on the earlier of the tenth anniversary of its approval by the shareholders of the Corporation (i.e. April 4, 2011) and such time at which the maximum number of shares available for issuance under the USA ESPP shall have been purchased.

The Human Resources and Compensation Committee, being the Committee charged with the administration of the USA ESPP, may also amend, suspend, or terminate the USA ESPP at any time without prior notice, provided that any amendment to increase the maximum number of reserved shares or to change the designation or class of eligible employees requires the approval of shareholders obtained within 12 months before or after such amendment, as well as the approval of the TSX.

As at March 12, 2007, 2,657,748 Subordinate Voting Shares had been issued and 1,342,252 Subordinate Voting Shares remained issuable under the USA ESPP representing, respectively, 2.02 % and 1.09 % of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

SECTION 5— AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”), requires issuers to disclose in their Annual Information Forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. However, since an issuer’s information (or management proxy) circular is more widely disseminated than is its Annual Information Form, the Corporation presents such required disclosure in both the Circular and its Annual Information Form.

The mandate of the Corporation’s Audit Committee is attached as Schedule “D” to this Circular and is also accessible on Quebecor World’s website at http://www.quebecorworld.com, under the “Investors” Tab.

Composition of the Audit Committee

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Mr. Robert Coallier (Chairman), Ms. Monique F. Leroux, Mr. Robert Normand and Mr. Alain Rhéaume are the current members of the Corporation’s Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110 and applicable U. S. securities laws and regulations and the NYSE Corporate Governance Standards.

Education and Relevant Experience

The education and experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such Committee is described below.

Robert Coallier (Chairman) — Mr. Coallier has a Bachelor’s degree (B.A.) in economics and a Master’s degree in Business Administration (M.B.A.) in Finance. He serves as Senior Vice President and Chief Financial Officer of Dollarama L.P., since August 2005, and he previously served as Chief Financial Officer of Molson Inc. (from May 2000 until July 2002) and of C-MAC Industries Inc. (from July 1996 to May 2000).

Monique F. Leroux — Ms. Leroux is a Chartered Accountant, a Certified Management Accountant and a Fellow of the “Ordre des comptables agréés du Québec” (Chartered Accountants of Quebec) (FCA). She has served as Senior Executive Vice President and Chief Financial Officer of Desjardins Financial Group since August 2004. Prior to this nomination, Ms. Leroux was President of Desjardins Financial Corporation and Chief Executive Officer of its subsidiaries. Before joining Desjardins in 2001, Ms. Leroux was Senior Vice President Quebec at RBC Financial Group. Previously with Ernst & Young, Ms. Leroux was Managing Partner of services to the Quebec financial industry, and Managing Partner in charge of auditing and consulting for national and international companies.

Robert Normand — Mr. Normand is a Chartered Accountant and a member of the CICA (Canadian Institute of Chartered Accountants). From 1962 until 1967, he worked as an auditor with two major accounting firms. He served as Chief Financial Officer of Gaz Métropolitain Inc. (now Gaz Métro Inc.), a public company, from 1976 until 1997. He is a member and past Canada Chair and Vice President, U.S. of the Financial Executive Institute (now Financial Executive International), a leading professional association for corporate finance executives. Since his retirement from Gaz Métropolitain Inc. in 1997, Mr. Normand has served on the board of directors and audit committee of a number of public companies, some of which are registrants with the U.S. Securities and Exchange Commission and are required to reconcile their financial statements between Canadian and U.S. generally accepted accounting principles.

Alain Rhéaume — Mr. Rhéaume has a degree in Business Administration from Université Laval. He has served as managing partner of Trio Capital since January 2006. He served as Chief Financial Officer of Microcell Telecommunications Inc. from 1996 until his appointment as President and Chief Executive Officer of Microcell PCS in February 2001. Between 1992 and 1996, Mr. Rhéaume was the Deputy Minister of Finance of the Province of Quebec. Mr. Rhéaume has served on the board of directors and audit committee of a number of public companies, some of which are registrants with the U.S. Securities and Exchange Commission and are required to reconcile their financial statements between Canadian and U.S. generally accepted accounting principles.

Each of Ms. Leroux and Mr. Normand has advised the Corporation that they will not be standing for re-election to the Board at the Meeting. As soon as practicable following the Meeting, the Corporation intends to fill the vacancies on the Audit Committee with appropriate independent members of the Board having the requisite financial education and experience.

Pre-Approval Policies and Procedures

MI 52-110 requires the Corporation to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Mandate of the Audit Committee provides that it is such Committee’s responsibility to:

(a)                                  approve the appointment and, if appropriate, the termination (both subject to shareholder approval) of the external auditors and monitor their qualifications, performance and independence;

(b)                                 pre-approve and oversee the disclosure of all audit services provided by the external auditors to the Corporation or any of its subsidiaries, determining which non-audit services the external auditors are prohibited from providing; and pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditors, the whole in accordance with applicable laws and regulations; and

(c)                                  approve the basis and amount of the external auditors’ fees for both audit and certain permitted non-audit services.

The Audit Committee has adopted a Pre-Approval Policy pursuant to which the Corporation may not engage the Corporation’s external auditors to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The Audit Committee reviews the Pre- Approval Policy on an annual basis. The Audit Committee must pre-approve all audit services as well as the permitted non-audit services; however, in certain circumstances, the Audit Committee may delegate to its Chairman the authority to grant such pre-approval, provided that the decisions of the Chairman to whom authority is so delegated is presented to the full Audit Committee at its subsequent scheduled meeting.

External Auditors Service Fees

In addition to performing the audit of the Corporation’s consolidated financial statements, KPMG LLP provided other services to the Corporation and they billed the Corporation the following fees for each of the Corporation’s two most recently completed financial years as summarized in the following table:

Fees	Financial Year Ended December 31, 2006	Financial Year Ended December 31, 2005
Audit Fees(1)	US11,370,000	US4,522,000
Audit-Related Fees(2)	US369,000	US1,720,000
Tax Fees(3)	US1,212,000	US758,000
All other Fees(4)	US679,000	US267,000
Total Fees:	US$13,630,000	US$7,267,000

(1)          Audit Fees consist of fees billed for the annual integrated audit and quarterly reviews of the Corporation’s annual and quarterly consolidated financial statements or services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditors reasonably can provide, and include the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues, the review of documents filed with regulatory authorities and translation services. The Audit fees have increased in 2006 compared to 2005 due to the first year of the Sarbanes-Oxley Act of 2002 certifications and the related controls and procedures.

(2)          Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditors, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions and employee benefit plan audits.

(3)             Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities; tax planning services; and consultation and planning services.

(4)             All Other Fees include fees billed for advice with respect to internal controls over financial reporting and disclosure controls and procedures of the Corporation and its subsidiaries and assistance provided to obtain grants and subsidies.

Report of the Audit Committee

The Audit Committee oversees the integrity of the accounting and financial reporting process and systems of internal control through discussions with management, the external auditors and the internal auditors. The Audit Committee is responsible for reviewing annual and quarterly financial statements, annual and quarterly Management’s Discussion and Analysis (MD&A), financial and earnings press releases and certain other disclosure and offering documents, prior to their approval by the Board of Directors and their disclosure and filing with the regulatory authorities. The Audit Committee is also responsible for reviewing the compliance of management certification of financial reports in accordance with applicable legislation. The Audit Committee reviews its processes on a regular basis and uses the expertise of external advisors when necessary or advisable. The Audit Committee holds in camera sessions after each regular meeting and more often, if it deems it necessary.

The Audit Committee has: (i) reviewed and discussed the audited financial statements for the year ended December 31, 2006 with management; (ii)  discussed with the independent external auditors the matters requiring discussion under professional auditing guidelines and standards in both Canada and the United States; (iii)  received the written disclosures from the independent external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States and; (iv) discussed with the external auditors their independence.  In considering the independence of the Corporation’s external auditors, the Audit Committee took into consideration the amount and nature of the fees paid to the external auditors for non-audit services as described above.

During the course of the financial year ended December 31, 2006, Management proceeded with the documentation, testing and evaluation of the Corporation’s system of internal controls over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes Oxley-Act of 2002 and related regulations. Management and the Corporation’s external auditors kept the Audit Committee apprised of the progress of the documentation, testing and evaluation through periodic updates and the Audit Committee provided advice to Management during the progress.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements comprised of balance sheets for the years ended December 31, 2006 and 2005 and Statements of income, Shareholder’s equity and Cash flow for each of the years in the three-year period ended December 31, 2006 be included in the Annual Report of the Corporation and that KPMG LLP be reappointed as the Corporation’s independent auditors, subject to the approval of the Shareholders.

Submitted by the Audit Committee of the Board of Directors:

•                  Robert Coallier (Chairman)

•                  Monique F. Leroux

•                  Robert Normand

•                  Alain Rhéaume

The above report of the Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Circular in any filing under applicable Canadian and U.S. securities legislation, except to the extent that the Corporation specifically incorporates this information by reference, and it shall not otherwise be deemed filed under such applicable securities legislation.

SECTION 6 — AMENDMENTS TO THE EXECUTIVE STOCK OPTION PLAN REQUIRING SHAREHOLDER APPROVAL

The TSX advised in its Staff Notice #2006-0001 dated June 6, 2006 that, effective June 30, 2007, listed issuers with “general amendment” provisions in their stock option plans and other security-based compensation arrangements will no longer be able to make amendments to those plans and outstanding awards thereunder, including amendments considered to be of a “housekeeping nature”, without shareholder approval. The Corporation’s ESOP currently contains a “general amendment” provision.

The TSX has advised listed issuers to seek shareholder approval of detailed amending provisions to their security-based compensation arrangements to identify the specific instances in which shareholder approval for amendments to such plans and outstanding awards will not be required.

Also, the ESOP provides for a fixed number of Subordinate Voting Shares which may be issued upon exercise of options under the ESOP. On March 12, 2007, 418,269 such shares remained available in the reserve for future issuance under the ESOP, which represents less than the number of options granted every year on average. Stock option grants continue to be a prevalent form of compensation among the Corporation’s peers and competitors. In order to ensure that the Corporation is able to attract and retain the talented executives that it needs to remain competitive and achieve its 5-point transformation plan, it is essential that the Corporation be in a position to grant stock options as part of its long-term incentive compensation program. Thus, the Human Resources and Compensation Committee recommended to the Board of Directors that the number of shares available for issuance under the ESOP be increased from 9,000,000 to 11,000,000 Subordinate Voting Shares representing approximately 8.35% of the total number of Subordinate Voting Shares and Multiple Voting Shares of the Corporation issued and outstanding as of March 12, 2007.

In response to the TSX Staff Notice and in order to update the Corporation’s ESOP, the Board of Directors, upon recommendation of the Human Resources and Compensation Committee, approved certain amendments to the ESOP at its meeting held on February 22, 2007, which amendments have also been approved by the TSX.  These amendments are as follows:

1.               The Board approved new terms and conditions for extending the term of options in the event the term expires during a blackout period, namely a period during which the Corporation’s Policy Relating to the Use of Privileged Information prohibits directors, senior executives and employees of the Corporation from trading in its securities. If an expiry date falls during a blackout period or within ten business days following a blackout period, the period during which an option may be exercised shall be extended such that the number of business days during which the options may be exercised after the expiry of the blackout period amounts to ten. If an additional blackout period is imposed during the extended term of the option, then the period during which such option may be exercised will be extended again, provided, however, that an optionee will not thereby have his or her option term extended by more then ten business days in the aggregate.

2.               The Board approved new terms and conditions for amending the ESOP which are intended to allow the Human Resources and Compensation Committee to amend, subject to receipt of requisite regulatory approval, where required, the following terms and conditions of the ESOP and of any options which have been granted but not yet exercised, the whole without being required to obtain the prior approval of shareholders:

i.                  an amendment to the vesting provision of an option;

ii.               an amendment to the subscription price, unless the amendment is a reduction of the subscription price of an option held by an insider;

iii.            the cancellation of an option held by an optionee that is not an insider and the substitution thereof by a new option with or under different terms;

iv.           the cancellation of an option held by an optionee that is an insider and the substitution thereof by a new option with or under different terms if the substitution occurs three (3) months or more following the cancellation;

v.              an amendment to the term of an option, unless the amendment extends the option term of an option held by an insider;

vi.           an addition to the ESOP, the deletion of a provision of the ESOP or an amendment to the ESOP which is required in order to comply with applicable legislation or with the requirements of a regulatory body or stock exchange;

vii.        an amendment intended to correct or rectify an ambiguity, inapplicable provision, error or omission in the ESOP or in an option; and

viii.     any other amendment which does not require shareholder approval under the following paragraph.

The following amendments to the ESOP shall require shareholder approval:

i.                  an increase in the number of Subordinate Voting Shares reserved for issuance under the ESOP;

ii                  a reduction of the subscription price or the extension of an option term of an option held by an insider;

iii.            the cancellation of an option held by an optionee that is an insider and the substitution thereof by a new option with a reduced subscription price if the substitution occurs within three (3) months of the cancellation;

iv.           the addition of any provision that allows for the exercise of options without cash consideration and which does not provide for a full deduction of the shares issued from the maximum number of shares issuable under the ESOP, whether the optionee receives the intrinsic value of the option in the form of shares or cash;

v.             an amendment to increase the maximum limit of the number of shares that may be:

(a)          issued to insiders within any one-year period; or

(b)         issuable to insiders at any time;

under the ESOP, or when combined with all of the Corporation’s other security-based compensation arrangements, which could exceed 10% of the total issued and outstanding securities of the Corporation, respectively; and

vi.           an amendment to the amending provisions of the ESOP.

3.               The Board approved an amendment to the ESOP to increase the reserve of Subordinate Voting Shares which may be issued under the ESOP, which is currently established at a maximum of 9,000,000 Subordinate Voting Shares.  By virtue of the amendment, the reserve will be increased to a maximum amount of 11,000,000 Subordinate Voting Shares, representing approximately 8.35% of the total number of Subordinate Voting Shares and Multiple Voting Shares of the Corporation issued and outstanding as of March 12, 2007. The Board also approved certain amendments to the ESOP of a "housekeeping" or clerical nature, and amendments to comply with TSX policies which provide that the number of securities issuable to insiders, at any time, under all of the Corporation's security-based compensation arrangements cannot exceed 10% of the issued and oustanding Subordinate Voting Shares and Multiple Voting Shares and that the number of securities issued to insiders, within any one-year period, under all of the Corporation's security-based compensation arrangements, cannot exceed 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

The amendments described in paragraphs 1, 2 and 3 above shall require the approval of not less than the majority of votes cast by holders of Subordinate Voting Shares and Multiple Voting Shares entitled to vote at the Meeting voting together as a single class. The text of the resolution is annexed as Schedule “A” to the Circular.

The Board of Directors is of the opinion that the proposed amendments to the ESOP are in the best interests of the Corporation and its shareholders. Therefore, the Board of Directors recommends that shareholders vote in favour of the resolution. Except where instructions are given to vote against the proposed amendments to the ESOP, the persons named in the accompanying form of proxy will vote “FOR” the approval of the ordinary resolution annexed as Schedule “A”.

For more information on the ESOP, please see the Section of this Circular entitled “Report on Executive Compensation — Long-Term Incentive Compensation — Executive Stock Option Plan” commencing on page 21.

SECTION 7— ADDITIONAL INFORMATION

Statement of Corporate Governance Practices

The Board considers good corporate governance practices to be an important factor in the overall success of the Corporation. According to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”), the Corporation is required to disclose its corporate governance practices.

Over the course of the past few years, the Corporation has undertaken a comprehensive review of its corporate governance practices in order to best comply with and exceed the corporate governance practices of the Canadian securities regulators as well as the NYSE Corporate Governance Standards and the U.S. Sarbanes-Oxley Act of 2002.

Schedule B to this Circular describes the corporate governance practices of the Corporation with specific reference to each of the guidelines set forth in NI 58-101, MI 52-110, and the NYSE Corporate Governance Standards.

The Board has adopted a Code of Business Conduct which governs the behavior of the directors, officers and employees of the Corporation. The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through an ethics line or other internal mechanism. The Board has also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints to the Corporation, and (ii) to communicate directly with the independent Lead Director or with the independent directors as a group. These procedures are also described on the Corporation’s website at www.quebecorworld.com under “Investors” Tab. The Code is available on the Corporation’s website and in print to any shareholder who requests copies by contacting the Corporate Secretary as well as on the SEDAR website maintained by the Canadian Securities administrators at www.sedar.com.

Further details on the Corporation’s corporate governance practices are provided on its website at www.quebecorworld.com under the “Investors” Tab.

Liability Insurance

The Corporation purchases and maintains in force liability insurance for the directors and officers of the Corporation and its subsidiaries. This insurance provides a coverage limit of US$150,000,000 per event and policy year. For the financial year ended December 31, 2006, the Corporation paid US$1,311,089 in liability insurance premiums. A deductible of US$1,000,000 applies when the Corporation is authorized or obliged to indemnify the persons insured.

Interest of Informed Persons in Material Transactions

Except as described below or as disclosed in note 9 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2006, the Corporation is not aware that any of its “informed persons” has had an interest in any material transaction carried out since the beginning of the Corporation’s last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an “informed person” as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

In addition, during the financial year ended December 31, 2006, the Corporation and its subsidiaries have done business, at market rates, with Quebecor and other organizations within the Quebecor group. The Corporation and its major subsidiaries intend to continue to engage in similar transactions on terms which are generally no less favourable to the Corporation than would be available to it for similar transactions with unaffiliated third parties.

The Corporation considers the amounts paid with respect to the various transactions discussed above to be both reasonable and competitive.

Indebtedness of Directors, Executive Officers and Senior Officers

The Corporation has a policy that prohibits both the extending of any new personal loans to its directors and executive officers as well as the renewal of, or material modification to, any existing personal loans.

None of the Corporation’s directors, executive officers or senior officers or persons who held such positions during the most recently completed financial year or any nominees proposed as a director nor any person associated with any of the foregoing is indebted to the Corporation or was indebted to the Corporation or to any of its subsidiaries at any time during the most recently completed financial year.

Other Business

The Management of the Corporation knows of no other matter to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgement pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

Availability of Disclosure Documents

The Corporation is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Corporation or through the Internet at the following addresses: http://www.sedar.com and http://www.sec.gov/edgar.shtml. Financial information related to the Corporation is provided in its comparative financial statements and Management’s Discussion and Analysis thereon for the financial year ended December 31, 2006.

Receipt of Shareholder Proposals for Next Annual Meeting

Shareholders that will be entitled to vote at the Corporation’s 2008 annual meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must do so no later than December 28, 2007.

Director’s Approval

The Board of Directors of the Corporation has approved the contents of this Circular and the sending of it to the holders of Multiple Voting Shares and Subordinate Voting Shares.

Louis St-Arnaud Senior Vice President, Legal Affairs and Corporate Secretary

Montreal, Canada
March 30, 2007

SCHEDULE “A”

RESOLUTION TO AMEND THE EXECUTIVE STOCK OPTION PLAN OF THE CORPORATION

Upon motion, duly proposed and seconded, it was resolved:

1.               THAT the Corporation be, and it is hereby, authorized to amend the Corporation’s Executive Stock Option Plan in the manner described in the attached Management Proxy Circular of the Corporation;

2.               THAT the maximum number of Subordinate Voting Shares of the Corporation issuable upon exercise of options granted under the Corporation’s Executive Stock Option Plan be, and it is hereby, set at 11,000,000 Subordinate Voting Shares;

3.               THAT any officer or director of the Corporation be, and each is hereby, authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effects to this resolution, including compliance with all securities laws and regulations and all requirements of stock exchanges; and

4.               THAT the Board of Directors of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and carry out the intent of this resolution.

* * * * * * *

A-1

SCHEDULE “B”

QUEBECOR WORLD INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
AS OF MARCH 12, 2007

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

1. Board of Directors

(a) Disclose the identity of directors who are independent.

Independence - The Board of Directors of the Corporation (the “Board”) must determine which of its directors qualify as“independent” directors. In order to do so, the Board has developed and adopted Categorical Standards of Independence for Directors of the Corporation (the “Categorical Standards”), which are derived from the corporate governance guidelines established by the Canadian Securities Administrators, the New York Stock Exchange and the Sarbanes-Oxley Act of 2002. A copy of the Categorical Standards is appended hereto as Schedule “C”. These Categorical Standards are also available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

On the basis of the definition in Section 1.4 of MI 52-110, a director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

The Board, in conjunction with the Nominating and Corporate Governance Committee, has reviewed the relationships of each Board member and has affirmatively determined that seven (7) out of the eleven (11) nominees standing for election to the Board are “independent”, namely:

• Mr. Douglas G. Bassett • Mr. Reginald K. Brack • Mr. André Caillé • Ms. Michèle Desjardins • Mr. Robert Coallier • Mr. Jean Neveu • Mr. Alain Rhéaume

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board, in conjunction with the Nominating and Corporate Governance Committee, has reviewed the relationships of each Board member and has determined that the following nominees standing for election to the Board are not independent within the meaning of the Categorical Standards:

•  Mr. Wes W. Lucas is not independent since he is the President and Chief Executive Officer of the Corporation.

•  The Right Honourable Brian Mulroney is not independent since he is the Chairman of the Board of the Corporation and senior partner of the law firm Ogilvy Renault LLP, principal legal counsel to the Corporation.

•  Mr. Érik Péladeau is not independent since he is Vice Chairman of the Board of the Corporation and a member of senior management of the controlling shareholder, Quebecor Inc., and Quebecor Media Inc. He also holds a significant interest in the controlling shareholder of the Corporation.

•  Mr. Pierre Karl Péladeau is not independent since he is a member of senior management of the controlling shareholder, Quebecor Inc., and Quebecor Media Inc. He also served as President and Chief Executive Officer of the Corporation from March 2004 until May 2006. In addition, he holds a significant interest in the controlling shareholder of the Corporation.

Under the NYSE Standards, a majority of the Board members should qualify as “independent directors”.

The Board has affirmatively determined that seven (7) out of eleven (11) nominees standing for election to the Board qualify as “independent directors”, as that expression is defined in Section 303A(2) of the NYSE Standards.

(c)  Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Majority of Independent Directors - Seven (7) out of the eleven (11) nominees standing for election to the Board are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Outside Directorships - All directorships with other public entities for each Board member are set out in the table on pages 5 to 9 of the Circular.

(e)  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed year. If independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

In Camera Sessions of the Board - The Mandate of the Board stipulates that the independent directors hold in camera sessions after each regularly scheduled meeting. The non-independent directors are not present at such in camera sessions.

Four (4) meetings of the independent directors were held during the Corporation’s most recently completed financial year.

In Camera Sessions of the Committees - The members of the Audit Committee, Nominating and Corporate Governance Committee, Human Resources and Compensation Committee and Pension Committee, are all independent. Each of these Committee holds in camera sessions after each regularly scheduled meeting without the presence of management.

The Committees held in camera sessions during the Corporation’s most recently completed financial year, as follows:

•  Audit Committee: five (5)

•  Nominating and Corporate Governance Committee: four (4)

•  Human Resources and Compensation Committee: five (5)

•  Pension Committee: four (4)

Under the NYSE Standards, non-management directors are required to meet regularly without management.	See paragraph 1(e) above.

(f)  Disclose whether or not the Chair of the Board is an independent director. If the Board has a Chair or Lead Director who is an independent director, disclose the identity of the Chair or Lead Director and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.

Lead Director - Given that the Chairman of the Board is not independent, the Board has appointed Mr. Alain Rhéaume to act as independent Lead Director.

In general, the role and responsibilities of the independent Lead Director include the following: (i) ensuring that the Board functions independently of management and that independent directors have regular opportunities to meet to discuss issues without management present; (ii) chairing separate meetings of the independent directors; (iii) reporting to the Chairman of the Board on the discussions held during the meetings of the independent directors; and (iv) being available to directors who have concerns that cannot be addressed through the Chairman of the Board.

The Position Description of the Lead Director is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

Record Attendance - The Board held eleven (11) meetings during the financial year ended December 31, 2006. The attendance record of each director who is standing for re-election at the Meeting at Board meetings and Committee meetings during the financial year ended December 31, 2006 is set out in the table on page 10 of this Circular.

2. Board Mandate — Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

Board Mandate - The Board’s role is to assume stewardship of the Corporation’s overall administration and to oversee the management of the Corporation’s operations. The Board has approved and adopted a formal mandate (the “Board Mandate”) describing the composition, responsibilities and operational procedures of the Board.

The Board Mandate provides that the Board is responsible for supervising the management of the Corporation’s business and affairs, with the objective of increasing shareholder value. Although management conducts the Corporation’s day-to-day operations, the Board has a duty of stewardship and, as such, it must efficiently and independently supervise the business of the Corporation.

The Board Mandate is appended hereto as Schedule “D” and is also available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

3. Position Descriptions

(a)  Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

Mandate of the Chairman of the Board - The Board has adopted written Position Descriptions for the Chairman of the Board and the Chairperson of each Board Committee.

The Chairman of the Board is responsible for the efficient operation of the Board. His key role is to ensure that the Board fully executes its Mandate and clearly understands and respects the boundaries between the responsibilities of the Board and those of management. The Board expects its Chairman to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group.

Mandate of Committee Chairs - According to the Position Description for each Board Committee Chairperson, the Chairperson’s key role is to ensure that the Committee fully executes its Mandate and that the Committee works as a cohesive team. Each Committee Chairperson must report on a regular basis to the Board regarding the activities of the Committee.

The Position Descriptions are available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

Mandate of the Chief Executive Officer - The Board has adopted a formal mandate for the President and Chief Executive Officer of the Corporation (the “CEO”) which is available on the Corporation’s website at www.quebecorworld.com under the “Investors” tab.

Among other things, the CEO is responsible for implementing the Corporation’s strategic and operational objectives and for execution of the Board’s decisions. Moreover, he must establish the required procedures for fostering a corporate culture that promotes integrity, discipline and rigorous financial policies.

Also, each year the Human Resources and Compensation Committee, together with the Board and the CEO, develops goals and objectives that the CEO is responsible for meeting.

4. Orientation and Continuing Education

(a)  Briefly describe what measures the Board takes to orient new directors regarding:

(i)   the role of the Board, its committees and its directors, and

(ii)  the nature and operation of the issuer’s business.

Orientation Program - The Nominating and Corporate Governance Committee is responsible for developing, monitoring and reviewing orientation and continuing education programs for directors. Each director receives a Director’s Manual, which is updated periodically. Senior management also provides new directors with historical and forward-looking information regarding the Corporation’s operations and financial condition. Also, the new directors may meet with members of senior management to discuss any topics concerning the Corporation.

(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Continuing Education - Senior management regularly makes presentations to the Board regarding the business environment, methods of operation and organizational structure of the Corporation as well as various other aspects concerning the Corporation. Also, the directors have full access to senior management and employees of the Corporation.

The Board receives a comprehensive package of information prior to each Board and Committee meeting and attends an annual strategic planning session and a budget meeting. The Board reviews and approves the Corporation’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups. In the second quarter of 2006, the Corporation initiated a five-point transformation plan and, on a quarterly basis, the CEO provides the Board with an update on each of the initiatives that make up the 5-point transformation Plan.

The directors have the possibility to attend seminars on relevant topics organized by specialized firms, the whole as part of the Directors’ Continuing Education Program.

5. Ethical Business Conduct

(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

Code of Ethics - In February 2004, the Board adopted a Code of Business Conduct (“Code”) to encourage and promote a culture of ethical business conduct within the Corporation (including its subsidiaries).

(i) Disclose how a person or company may obtain a copy of the code;

The Code is available on the Corporation’s web site at www.quebecorworld.com under the “Investors” Tab and also on SEDAR under the Corporation’s profile at www.sedar.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.

(ii) Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Code is given to all the employees of the Corporation and its subsidiaries. Upon being hired, all employees must sign a declaration confirming that they have read the Code and undertaking to comply therewith.

The Vice President, Internal Audit provides reports, on a regular basis, to the Audit Committee on departures from the Code that have been brought to his attention through the Whistleblower Program (i.e. the confidential Ethics Line and secured Website that is operated by an independent third party) or through other internal mechanisms described in the Code and the steps taken by the Corporation to deal with the non-compliance issues. The Chairman of the Audit Committee informs the Board thereof at each regular meeting of the Board.

In addition, an annual attestation process exists to ensure that management throughout the organization and those under its direction respect the Code.

Interested parties may communicate confidentially with the independent Lead Director presiding the independent directors in-camera sessions of the Board or with the independent directors as a group by submitting their concerns to corporate.governance@quebecorworldinc.com.

Also, complaints about accounting, internal accounting controls or auditing matters can be confidentially submitted to the Corporation by sending such complaints to corporate.governance@quebecorworldinc.com.

(iii) Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed since the beginning of the Corporation’s most recently completed financial year regarding a departure from the Code.

(b) Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Process for Dealing with Conflict of Interest - It is the Nominating and Corporate Governance Committee’s role to review any transactions and contracts that would be entered into between the Corporation and any of its directors and executive officers.

The directors have a duty to report any conflict of interest to the Board. Thus, when a conflict of interest arises, a director is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chairman of the Board will ask the director not to be present during the discussions.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

Reporting Process - In addition to monitoring compliance with the Code, the Board has adopted various internal policies to encourage and promote a culture of ethical business conduct, including the following:

•  Policy Relating to the Use of Privileged Information: The purpose of this Policy is to remind the directors, officers and employees of the Corporation that are privy to confidential information (the “Privileged Information”) that could likely affect the market price or value of the Corporation’s securities or of any third party (the “Other Party”) to significant negotiations, that they are prohibited from trading in the securities of the Corporation or of the Other Party, until the expiry of a 24-hour period following the public disclosure of the Privileged Information. Also, the directors and officers of the Corporation and all other persons who are deemed to be insiders of the Corporation are prohibited from trading in the securities of the Corporation during certain blackout periods set forth in this Policy.

•  Blackout Policy: The purpose of this Policy is to help the directors and executive officers to comply with applicable U.S insider trading laws and regulations relating to pension fund blackout periods, the whole in conformity with the Sarbanes-Oxley Act of 2002.

•  A Disclosure Policy: The objective of this Policy is to ensure that disclosure to the investing public regarding the Corporation are made in a timely manner, accurate and in keeping with the facts, and broadly disseminated in accordance with the relevant legal and regulatory requirements.

6. Nomination of Directors

(a) Describe the process by which the Board identifies new candidates for Board nomination.

Board Candidate - The Nominating and Corporate Governance Committee is responsible for: (i) developing and reviewing criteria for selecting directors, by regularly assessing, firstly, the qualifications, personal skills, business background, diversified experience and complementary knowledge and qualifications that fit with the needs of the Board members and, secondly, the Corporation’s needs; (ii) identifying, in conjunction with the Chairman of the Board, nominees for membership on the Board; (iii) recommending nominees to fill vacancies on the Board; and (iv) assisting the Board and its Chairman in selecting Committee members. The Chairman of the Nominating and Corporate Governance Committee (which is also the independent Lead Director) discusses with the Chairman the recommendations made by the Committee and meets with the candidates.

The Committee may retain an independent recruiting firm, if need be, to identify director candidates.

The Nominating and Corporate Governance Committee ensures that the composition of the Board is such that all necessary competencies and skills are represented on the Board and that the nominees make up a competent and dynamic team which can carry out the Board Mandate.

(b) Disclose whether or not the Board has a Nominating Committee composed entirely of independent directors. If the Board does not have a Nominating Committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

Composition of the Nominating and Corporate Governance Committee - The Committee is currently composed of four (4) directors:

•  Mr. Alain Rhéaume - Chairman

•  Mr. Reginald K. Brack

•  Mr. André Caillé

•  Mr. Robert Coallier

The Board has determined that each member of the Nominating and Corporate Governance Committee is “independent” within the meaning of the Categorical Standards.

Under the NYSE Standards, the Nominating/Corporate Governance Committee should be composed solely of “independent directors” and should have its own charter.

The Board has affirmatively determined that each member of the Nominating and Corporate Governance Committee qualifies as an “independent director” as that expression is defined in Section 303A(2) of the NYSE Standards.

(c) If the Board has a Nominating Committee, describe the responsibilities, powers and operation of the Nominating Committee.

Responsibility of the Nominating and Corporate Governance Committee - In addition to the responsibility and powers described in paragraph 6(a) above, the Nominating and Corporate Governance Committee: (i) assists the Board in developing, monitoring and overseeing the Corporation’s corporate governance practices; (ii) makes recommendations to the Board, on a regular basis, in order to enhance the Corporation’s corporate governance practices; (iii) periodically reviews the various Mandates of the Board, its Committees and their respective Chairperson; (iv) periodically reviews the Code of Business Conduct and the Corporation’s Disclosure Policy; and (v) reviews the Corporation’s procedures for “whistleblower protection” to ensure that no employee is discharged or otherwise penalized for reporting in good faith potential violations of any laws or regulations applicable to the Corporation.

All the minutes of the Committee are submitted to the Board for information purposes and the Chairman of the Committee reports regularly to the Board on the business, findings and recommendations of the Committee.

During the financial year ended December 31, 2006, the Nominating and Corporate Governance Committee held five (5) meetings.The Mandate of the Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

7. Compensation

(a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers

Process to Determine Directors’ Compensation: The Nominating and Corporate Governance Committee periodically reviews the adequacy and form of directors’ compensation. In making its recommendations to the Board, the Committee takes into account the time commitment, the risks and responsibilities of directors as well as the types of compensation and the amounts paid to the directors based on a peer group of North American publicly traded companies of comparable size and complexity operating in the media, information and entertainment, manufacturing and other capital intensive industries, with international scale and scope (the “Reference Market”). Members of the Board who serve in a management function for the Corporation, its subsidiaries or its controlling shareholder, Quebecor, receive no remuneration as directors.

Process to Determine Executive Compensation: The Human Resources and Compensation Committee is responsible for assessing, on an annual basis, and approving the global compensation of senior management, or in the case of the Corporation’s five most senior ranking executive officers, recommending their compensation to the Board. Thus, the Board, upon recommendation of the Committee, approves the global compensation of the five most senior ranking executive officers.

To determine appropriate compensation levels, the Corporation uses the Reference Market to establish compensation for senior management, based on the following compensation elements (base salary, target annual incentive, long term incentives and total direct compensation).

Details of directors’ and officers’ compensation are disclosed under Section 3 of this Circular commencing on page 11 under the heading “Compensation of Directors and Executive Officers — Compensation of Directors”.

(b) Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

Composition of the Human Resources and Compensation Committee The Committee is currently composed of four (4) directors:

•  Mr. Alain Rhéaume-Chairman

•  Mr. Reginald K. Brack

•  Mr. André Caillé

•  Mr. Robert Coallier

The Board has determined that each member of the Human Resources and Compensation Committee is independent within the meaning of the Categorical Standards.

Under the NYSE Standards, the Compensation Committee should be composed solely of “independent directors” and should have its own charter.	The Board has affirmatively determined that each member of the Human Resources and Compensation Committee is “independent” as the expression is defined in Section 303A(2) of the NYSE Standards.

(c) If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.

Responsibilities of the Human Resources and Compensation Committee - The Committee’s responsibilities include: (i) succession planning for the members of senior management; (ii) hiring and appointment, as well as the assessment of members of senior management and approving the compensation of senior management or, in the case of the Corporation’s five most senior ranking executive officers, recommending their compensation to the Board; (iii) reviewing the CEO’s corporate goals and objectives and assessing his performance in light of such goals and objectives; and (iv) ensuring that appropriate human resources systems are in place, so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence in order to meet its business objectives.

All the minutes of the Committee are submitted to the Board for information purposes and the Chairman of the Committee reports regularly to the Board on the business, findings, and recommendations of the Committee.

During the financial year ended December 31, 2006, the Human Resources and Compensation Committee held eight (8) meetings. The Mandate of the Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.

Compensation Consultant - During the 2006 financial year, the Corporation retained the services of Towers Perrin to conduct surveys on the compensation of the CEO and other members of senior management based on the Reference Group which was composed of U.S. and Canadian publicly traded companies and to make appropriate recommendations in accordance with the Corporation’s practices and the market trends.

The results contained in these surveys were presented to the Human Resources and Compensation Committee.

8. Other Board Committees — If the Board has standing Committees other than the Audit, Compensation and Nominating Committees, identify the Committees and describe their function.

Other Board Committees - The Board has two additional standing committees, namely: the Executive Committee and the Pension Committee. The roles and responsibilities of such Committees are described below.

Executive Committee: The Board has adopted a formal Mandate for the Executive Committee, which provides that it must be composed of a minimum of three (3) and a maximum of seven (7) directors, a majority of whom shall qualify as “independent” directors within the meaning of the Categorical Standards. The majority of the members of the Executive Committee are “independent” within the meaning of the Categorical Standards. The Mandate provides that the Committee shall deal with such matters as cannot be effectively dealt with by the Board in a timely fashion and will be convened to meet on an ad hoc basis in order to do so. The Executive Committee did not meet in 2006.

The Executive Committee is currently composed of five (5) directors:

•  Mr. Pierre Karl Péladeau — Chairman

•  Mr. Reginald K. Brack

•  Mr. André Caillé

•  Mr. Robert Coallier

•  The Right Honorable Brian Mulroney

The Mandate of the Executive Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

Pension Committee: The Board has adopted a formal Mandate for the Pension Committee. The Pension Committee assists the Board in discharging its responsibilities with regard to the administration, funding and investment of the Corporation’s pension plans.

The Pension Committee is currently composed of three (3) directors:

•  Ms. Monique F. Leroux - Chairperson (who is not standing for re-election at the Meeting)

•  Mr. André Caillé

•  Mr. Robert Normand (who is not standing for re-election at the Meeting)

The Board has determined that each member of the Pension Committee is “independent” within the meaning of the Categorical Standards.

During the financial year ended December 31, 2006, the Pension Committee held eight (8) meetings.

All the minutes of the Pension Committee are submitted to the Board for information purposes and the Chairperson of the Committee reports regularly to the Board on the business, findings, and recommendations of the Committee.

The Mandate of the Pension Committee is available on the Corporation’s website at www.quebecorworld.com under the Investors tab.

As soon as practicable following the Meeting, the Corporation intends to fill the vacancies on the Pension Committee with appropriate independent members of the Board resulting from the fact that neither Ms. Leroux nor Mr. Normand is standing for re-election as a director at the Meeting.

9.  Assessments — Disclose whether or not the Board, its Committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its Committees, and its individual directors are performing effectively.

Assessment Process - On an annual basis, the Nominating and Corporate Governance Committee assesses the performance and effectiveness of the Board as a whole, the Board Committees, the Committee Chairs and the individual directors. A peer evaluation is included in this process.

As part of this process, a questionnaire that covers a wide range of topics is distributed to each director for the purpose of evaluating the Board and its Committees. The results of the questionnaire are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Nominating and Corporate Governance Committee. Also, the results of the questionnaire pertaining to each Committee are presented by the Chair of each Committee to the members of such Committee.

Thereafter, the Chairman of the Nominating and Corporate Governance Committee discusses the results of the questionnaire with the Chairman of the Board and the independent Board members.

The most recent annual evaluation showed that the Board and its Committees, Board and Committee Chairs, and individual directors were effectively fulfilling their responsibilities.

MI 52-110 and the NYSE Standards state that the Audit Committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).

Composition of the Audit Committee - The Committee is currently composed of four directors:

•  Mr. Robert Coallier — Chairman

•  Ms. Monique F. Leroux (who is not standing for re-election at the Meeting)

•  Mr. Robert Normand (who is not standing for re-election at the Meeting)

•  Mr. Alain Rhéaume

The Board has determined that each member of the Audit Committee is “independent” within the meaning of that term in MI 52-110 as well as Section 303A(6) of the NYSE Standards.

As soon as practicable following the Meeting, the Corporation intends to fill the vacancies on the Audit Committee with appropriate independent members of the Board and having the requisite financial education and experience resulting from the fact that neither Ms. Leroux nor Mr. Normand is standing for re-election as a director at the Meeting.

MI 52-110 states that each Audit Committee member must be financially literate.

Financial Literacy - Each member of the Audit Committee is “financially literate” i.e. he or she is able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Audit Committee Financial Expert - In addition, at least one member of the Audit Committee is an “Audit Committee Financial Expert”, as contemplated by the rules of the U.S. Securities and Exchange Commission.

MI 52-110 states that the Audit Committee must have a written charter that sets out its mandate and responsibilities.

Responsibility of the Audit Committee - The Mandate of the Audit Committee, appended as Schedule “E” to this Circular, describes explicitly the role and oversight responsibility of the Audit Committee.

MI 52-110 states that an Audit Committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditors.

Appointment of External Auditors - The Mandate of the Audit Committee states that the Committee is responsible for recommending the appointment and, if appropriate, the termination of the external auditors’ mandate, their compensation, as well as evaluating and monitoring their qualifications, performance and independence.

MI 52-110 states that the Audit Committee must be directly responsible for overseeing the work of the external auditors engaged for purpose of preparing and issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditors regarding financial reporting.

Relations with External Auditors - The Audit Committee is responsible for overseeing the work of the external auditors and discussing with them the Corporation’s accounting policies and any changes that are proposed to be made thereto, which includes reviewing with the external auditors audit problems or difficulties and management’s response thereto and resolving any disagreement between them regarding accounting and financial reporting.

MI 52-110 states that an Audit Committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuers’ external auditors.

Pre-Approval of Non-Audit Services — Pursuant to its Mandate, the Audit Committee approves and oversees all relationships between the external auditors and the Corporation, including: (i) determining which non-audit services the external auditors are prohibited from providing; (ii) approving policies defining audit and permitted non-audit services provided by the external auditors; (iii) pre-approving all audit services and permitted non-audit services to be provided by the external auditors; and (iv) approving the total amount of fees paid by the Corporation to the external auditors for all audit and permitted non-audit services.

The Audit Committee has adopted a Pre-Approval Policy in conformity with the applicable Canadian and U.S. rules (see “SECTION 5 — Audit Committee Disclosure” on pages 29 to 32 of this Circular). The Audit Committee reviews this Policy annually.

MI 52-110 states that an audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the Audit Committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.

Review of Financial Information Documents - Pursuant to its Mandate, the Audit Committee is responsible for reviewing annual and quarterly financial statements, annual and quarterly Management’s Discussion and Analysis (MD&A), financial and earnings press releases and certain other disclosure and offering documents, prior to approval by the Board of Directors and their disclosure and filing with the regulatory authorities. The Committee must also review with management and the external auditors the financial information contained in documents required to be disclosed or filed by the Corporation before their disclosure or filing with the securities regulatory authorities in Canada and the United States.

MI 52-110 states that an Audit Committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Complaints on Accounting or Other Matters - The Corporation has established procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding questionable accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. A special investigation report is presented by the Vice President Internal Audit, at each quarterly Audit Committee meeting. The Corporation has a Whistleblower Program that is in place. Please refer to the Corporation’s Code of Business Conduct that is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

MI 52-110 states that the Audit Committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the issuer.

External Auditors Hiring Policy - The Audit Committee is responsible for reviewing hiring policies for the current and former partners and employees of the Corporation’s firm of external auditors. In conformity with MI 52-110 and the U.S. Sarbanes-Oxley Act of 2002, the Audit Committee has adopted a “Policy Respecting the Hiring of Employees of the External Auditors”. The Corporation reviews this Policy annually.

MI 52-110 states that the Audit Committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the Audit Committee; and (c) to communicate directly with the internal and external auditors.

Authority to Engage Independent Counsel - The Mandate of the Audit Committee states that the Committee may, when circumstances dictate, hire external advisors, subject to advising the Chairman of the Board thereof. The Audit Committee will then make arrangements with the Corporation for the appropriate funding for payment of the external advisors retained by it. Also, the Audit Committee has the authority to communicate directly with the internal and external auditors.

SCHEDULE “C”

QUEBECOR WORLD INC.
CATEGORICAL STANDARDS OF INDEPENDENCE

General Information

The independence of all directors of Quebecor World Inc. (the “Corporation”) will be reviewed at least annually by the Board of Directors (the “Board”) in light of the specific requirements set out below and these Categorical Standards of Independence (the “Categorical Standards”) are the basis for the independence determinations that will be made public in the Corporation’s Proxy Circular prior to directors standing for election or re-election to the Board. Directors who meet the specific requirements of these Categorical Standards will generally be considered independent.

The Board will be composed of a majority of independent directors pursuant to these Categorical Standards.

The Board may be composed of directors who do not meet these standards for independence, but make valuable contributions to the Board and to the Corporation by reason of their knowledge and experience.

Definitions

An “Affiliate” of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.

“Immediate Family Member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

“Officers” means a chairman, vice-chairman, chief executive officer, president, chief financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or production) and any other officer or person who performs a policy-making function for such a business enterprise. Officers of subsidiaries will be deemed to be officers of the parent if they perform policy-making functions for the parent.

Independence of Directors

To be considered independent, the Board must affirmatively determine that a director does not have any direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgement. In this regards, the Categorical Standards set out below have been established to assist the Board in determining whether directors are independent or not.

A director will not be independent if:

(i) the director is, or has been within the last three years, an employee of the Corporation, or an Immediate Family Member of the director is, or has been within the last three years, an officer of the Corporation ;(1)(2)

(1)          In this section the term “Corporation” includes any parent or subsidiary in a consolidated group with the Corporation.

(2)        Employment as (i) an interim Board Chair or Chief Executive Officer or other executive officer or (ii) a part-time Board Chair shall not automatically disqualify a director from being considered independent following that employment.

(ii) the director has received, or has an Immediate Family Member who has received, during any twelve-month period within the last three years, more than $CDN 75,000 in direct compensation from the Corporation, other than (A) director and committee fees; (B) pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); and (C) compensation received for acting as part-time Chairman or Vice-Chairman of the Board;

(iii) (A) the director or an Immediate Family Member of the director is a current partner of a firm that is the Corporation’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an Immediate Family Member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time;

(iv) the director or an Immediate Family Member of the director is, or has been within the last three years, employed as an officer of another entity where any of the Corporation’s present officers at the same time serves or served on that entity’s compensation committee;

(v) the director is a current employee, or an Immediate Family Member of the director is a current officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $CDN 1 million, or 1% of such other company’s consolidated gross revenues.

(vi) the director or an Immediate Family Member of the director is an officer, director or trustee of a not-for-profit organization that has received charitable contributions from the Corporation in an amount which, in any of the last three fiscal years, exceeds 1% of that organization’s total annual charitable receipts, provided that amounts received as part of a program where the Corporation matches the contribution of its employees are not taken into account in such calculation.

Loans to directors

The Corporation will not make or arrange any personal loans or extensions of credit to directors.

All the members of the Audit Committee (the “Audit Committee”), the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee, and the Pension Committee shall be independent pursuant to these Categorical Standards.  Members of the Corporation’s Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.

Audit Committee Members

In addition to satisfying the specific requirements set out above, directors who are members of the Corporation’s Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

•                  The Audit Committee member is an Affiliate(3) of the Corporation or any subsidiary of the Corporation, apart from his or her capacity as a member of the Board or of any other Committee of the Board;

•                  The Audit Committee member or an Immediate Family Member of the Audit Committee member accepts any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the

(3)          While a facts-based analysis is required to determine whether an Audit Committee member is an Affiliate, a person who is an independent director of a shareholder owning 10% or more of any class of voting securities of the Corporation is generally independent for Audit Committee purposes.

Corporation, apart from: (A) in his or her capacity as a member of the Board or of any other Committees of the Board; (B) other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); and (C) as a part-time Vice-Chair of the Board or any Board Committee; or

•                  The Audit Committee member is a partner, member, managing director occupying a comparable position, or Officer (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a consulting, legal, accounting, investment banking or financial advisory services firm which provides services to the Corporation or any subsidiary of the Corporation for fees.

SCHEDULE “D”

QUEBECOR WORLD INC.
MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) is responsible for the stewardship of the Corporation and, as such, it must provide independent, effective leadership and vision to supervise the management of the Corporation’s business and affairs.  The Board may delegate certain tasks to its committees.  However, such delegation does not relieve the Board of its overall responsibilities.  The Board provides leadership and vision to supervise the management of the Corporation in the best interests of its shareholders.

All decisions of the Board must be made in the best interests of the Corporation and its shareholders.

COMPOSITION AND QUORUM

The Board is composed of a minimum of three (3) and a maximum of fifteen (15) directors.  The majority of the directors must be independent under the Categorical Standards of Independence for Directors (the “Categorical Standards”) adopted by the Board and applicable law.

The quorum at any meeting of the Board is a majority of directors in office.

RESPONSIBILITIES

The Board has the following responsibilities:

With respect to strategic planning

1.                                       Reviewing and approving, annually, the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks.

2.                                       Approving and monitoring the implementation of the Corporation’s annual business plan.

3.                                       Advising management on strategic issues.

With respect to human resources and performance assessment

1.               Selecting the President and Chief Executive Officer (“CEO”) and approving the appointment of the officers,

2.               With the advice of the Human Resources and Compensation Committee, approving the corporate objectives that the CEO is responsible for meeting and evaluating the CEO’s performance in light of theses objectives and the Board’s expectations and approving the CEO’s global compensation based on this evaluation.

3.               With the advice of the Human Resources and Compensation Committee, evaluating the performance of the four (4) most senior ranking executive officers of the Corporation (other than the CEO) against the Board’s expectations and fixed objectives and approving their global compensation based on this evaluation.

With respect to financial matters and internal control

1.               Monitoring the integrity and quality of the Corporation’s financial statements and the appropriateness of their disclosure.

2.               Reviewing the general content of the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, Form 6-K (including any Supplemental Disclosure documents thereto) and Form 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States.

3.               Approving operating and capital budgets, the issuance of securities and, subject to the Schedule of Authority adopted by the Board, any matter or transaction in excess of the delegated authority.

4.               Considering and, in the Board’s discretion, approving any matters recommended by the Board Committees and/or proposed by management.

5.               Determining dividend policies and procedures and approving the payment of dividends.

6.               Ensuring that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

7.               Monitoring the Corporation’s internal control and management information systems.

8.               Monitoring the Corporation’s compliance with applicable legal and regulatory requirements.

9.               Reviewing annually the Corporation’s Disclosure Policy and monitoring the Corporation’s communications with analysts, investors and the public.

With respect to corporate governance matters

1.               Overseeing management in the competent and ethical operation of the Corporation.

2.               Taking all reasonable steps to satisfy itself of the integrity of management and that management creates a culture of integrity throughout the Corporation.

3.               Ensuring that appropriate processes are in place, so that the Board and its Committees can function independently from management.

4.               With the advice of the Nominating and Corporate Governance Committee, reviewing, once or more annually as required, the Corporation’s corporate governance guidelines and adopting new ones.  Identifying decisions that require approval of the Board.  Ensuring that the Corporation has measures for receiving feedback from the shareholders.

5.               With the advice of the Nominating and Corporate Governance Committee, reviewing annually the comprehensive Code of Business Conduct for the Corporation’s directors, officers and employees, which Code also serves as a Code of Ethics for the CEO and the financial officers of the Corporation.  Monitoring compliance with the Code of Business Conduct and granting exceptionally and disclosing, or declining, any waiver from the Code for directors and officers.

6.               Ensuring that there is an annual performance assessment of the Board, Board Committees, Board and Committee Chairs and individual directors and Lead Director.

7.               Monitoring management and Board succession planning process.

8.               Monitoring the size and composition of the Board and its Committees based on competencies, skills and personal qualities sought in Board members. Reviewing and approving annually the composition of the Board Committees.

9.               Upon recommendation of the Nominating and Corporate Governance Committee, approving the list of Board nominees for election by shareholders.

10.         Reviewing and approving annually the mandates of the Board and Committees and of their respective Chairman and of the Lead Director. The Board delegates certain of its functions to Committees, each of which has a written charter. There are five (5) Board Committees, to wit: (i) the Executive Committee; (ii) the Audit Committee, (iii) the Human Resources and Compensation Committee, (iv) the Nominating and Corporate

Governance Committee and, (v) the Pension Committee.  The roles and responsibilities of each Committee are described in the respective Committee charter.

11.         With the advice of the Nominating and Corporate Governance Committee, determining, in the Board’s business judgment, that all the Audit Committee members are “financially literate” and determining which Audit Committee member qualifies as an “audit committee financial expert” under applicable law.

12.         If an Audit Committee member simultaneously serves on the audit committees of more than three (3) public companies (including the Corporation), determining whether such simultaneous service does not impair the ability of such member to effectively serve on the Corporation’s Audit Committee

With respect to pension matters

1.               In conjunction with the Pension Committee, monitoring governance structure, funding, and investment policies for the Corporation’s pension plans.

2.               In conjunction with the Pension Committee, monitoring the investment management of the pension funds.

METHOD OF OPERATION

1.               The Board shall appoint annually its Chairman and Vice Chairman from among the Corporation’s directors. The Board shall also appoint annually a Lead Director from and amongst the independent directors to chair the independent directors’ meetings and to assume other appropriate functions as specified in the Lead Director’s mandate.

2.               Meetings of the Board are held at least quarterly and as required; in addition, a special meeting of the Board is held, at least annually, to review the Corporation’s strategic plan.

3.               The Chairman of the Board develops the agenda for each Board meeting in consultation with the CEO and the Secretary.  The agenda and the appropriate material are provided to the directors on a timely basis prior to any Board meeting.

4.               The independent directors meet in camera sessions at each regularly scheduled meeting.

5.               The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board Committees, and the Board and Committee Chairs, as well as of the Lead Director.

SCHEDULE “E”

QUEBECOR WORLD INC.
MANDATE OF THE AUDIT COMMITTEE

The Audit Committee (the “Committee”) assists the Board of Directors (the “Board”) in overseeing the Corporation’s financial controls and reporting, and significant financing transactions. The Committee also ascertains that the Corporation complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.  The Committee is a standing committee of the Board.

COMPOSITION AND QUORUM

The Committee is composed of a minimum of three (3) who will be independent under the Categorical Standards of Independence for Directors adopted by the Board and applicable law. Each member of the Committee must be “financially literate” and at least one member must be an” audit committee financial expert” under applicable laws and regulations (all as determined by the Board).

Members of the Committee do not receive any compensation from the Corporation other than compensation as directors and committee members. Prohibited compensation includes fees paid, directly or indirectly, for services as consultant or as legal or financial advisor, regardless of the amount, but excludes any compensation approved by the Board and that is paid to the directors as members of the Board and its Committees

The quorum at any meeting of the Committee is a majority of its members.

Because of the Committee’s demanding role and responsibilities, the Nominating and Corporate Governance Committee reviews any invitation to Committee members to join the audit committee of any other company or corporation. Where a member of the Committee simultaneously serves on the audit committee of more than three (3) public companies, including the Committee, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Committee.

RESPONSIBILITIES

The Committee has the following responsibilities:

With respect to accounting and financial reporting

1.               Reviewing with management and the external auditor the annual financial statements and accompanying notes, the external auditor’s report thereon, the Management’s Discussion and Analysis of the Financial Condition and Results of Operations (the “MD&A”), and the related press release, before recommending approval by the Board and the release thereof.

2.               Reviewing with management and the external auditor the quarterly financial statements and accompanying notes, the external auditor’s review thereof, the MD&A, and the related press release, before recommending the approval by the Board and the release thereof.

3.               Reviewing the financial information contained in the Annual Information Form, Form 40-F, Annual Report, Management Proxy Circular, MD&A, Prospectuses, and the Quarterly Report on Form 6-K (including any Supplemental Disclosure documents thereto) and reviewing other documents containing similar financial information before their public disclosure or filing with regulatory authorities in Canada or the United States.

4.               Discussing with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto; and reviewing the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

5.               Reviewing with the external auditor any audit problems or difficulties and management’s response thereto and resolving any disagreement between management and the external auditor regarding accounting and financial reporting.

6.               Ensuring that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraphs 1 and 2 above, and periodically assess the adequacy of those procedures.

7.               Reviewing the Committee’s report to the shareholders.

With respect to risk management, internal controls and disclosure controls and procedures

1.               Overseeing the quality and integrity of the Corporation’s internal control and management information systems.

2.               Discussing the Corporation’s risk assessment and management policies.

3.               Annually reviewing the report of the external auditor on management’s assessment of the Corporation’s internal control over financial reporting describing any material issues raised by the most recent reviews of internal controls and management information systems or by any inquiry or investigation by governmental or professional authorities and any recommendations made and steps taken to deal with any such issues.

4.               Assisting the Board with the oversight of the Corporation’s compliance with applicable legal and regulatory requirements regarding accounting and auditing matters as well as financial reporting and disclosure.

5.               Establishing and, if required, revising procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls, or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters.

With respect to financings and borrowings

1.                                       Reviewing the terms and conditions of significant short-term or long-term financing transactions of the Corporation, including the issuance of securities or corporate borrowings, and making recommendations to the Board on such financings and borrowings.

With respect to the internal auditors

1.               Monitoring the qualifications and performance of the internal auditors and review their degree of independence.

2.               Reviewing the internal audit program, its scope and capacity to ensure the effectiveness of the systems of internal control and reporting accuracy.

3.               Monitoring the execution of the internal audit plan.

4.               Ensuring that the internal auditors are always ultimately accountable to the Committee and the Board.

With respect to the external auditor

1.               Reviewing, at least annually, a report by the external auditor describing its internal quality-control procedures; any material issues raised by the most recent internal quality-control review of the firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditor, and any steps taken to deal with any such issues.

2.               Reviewing the annual written statement of the external auditors regarding all its relationships with the Corporation and discussing any issues, relationships or services that may impact on its objectivity or independence.

3.               Recommending the appointment of the external auditor and its remuneration for the audit services and, if appropriate, the termination of its mandate (subject however, in both cases to the shareholders’ approval) and monitoring its qualifications, performance and independence.

4.               Pre-approving all audit services provided by the external auditor to the Corporation or any of its subsidiaries, determining which non-audit services the external auditor is entitled to provide, and pre-approving permitted non-audit services to be performed by the external auditor, the whole in accordance with the Corporation’s Pre-Approval Policy and with the laws and regulations in force. Revising annually the Corporation’s Pre-Approval Policy.

5.               Approving the basis and amount of the external auditor’s fees for both audit and authorized non-audit services.

6.               Reviewing the audit plan with the external auditor and management and approving the scope, extent and schedule of such audit plan.

7.               Reviewing the Corporation’s hiring policies for current and former partners or employees of the external auditor.

8.               Ensuring the rotation of relevant audit partners in conformity with the legal requirements in force.

9.               Ensuring that the external auditor is always accountable to the Committee and the Board.

10.         Making arrangements for sufficient funds to be available to effect payment of the fees of the external auditor and of any advisors or experts retained by the Committee.

With respect to the parent company

1.               Establishing close coordination and communication with the audit committee of the parent company.

2.               Providing for substantial sharing of information with the parent company and its audit committee, to the extent permitted by law, while putting in place safeguards to ensure that the sharing of information is not used by the parent company to the disadvantage of the Corporation’s minority shareholders.

3.               Reviewing and monitoring all material related party transactions.

METHOD OF OPERATION

1.               The Chairman of the Committee is appointed each year by the Board.

2.               The Secretary or Assistant Secretary of the Corporation acts as the secretary of the Committee unless the Committee appoints someone else for a specific meeting.

3.               Meetings of the Committee are held at least quarterly and as required.

4.               The Chairman of the Committee develops the agenda for each meeting of the Committee in consultation with the Chief Financial Officer and Secretary.  The agenda and the appropriate material are provided to members of the Committee on a timely basis prior to any meeting of the Committee.

5.               The Chairman of the Committee reports regularly to the Board on the business, findings and recommendations of the Committee.

6.               The Committee has at all times a direct line of communication with the internal and external auditors.

7.               At each regularly scheduled meeting, the Committee shall meet in camera.

8.               At each regularly scheduled meeting, the Committee meets separately with management, the internal auditors and external auditors.

9.               The Committee may, when circumstances dictate, engage external advisors, subject to advising the Chairman of the Board thereof.

10.         The Committee annually reviews its mandate and reports to the Board on its adequacy.

11.         The Nominating and Corporate Governance Committee annually supervises the performance assessment of the Committee and its members.

12.         The minutes of the Committee meetings are approved by the Committee and submitted to the Board for information purposes.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Committee. Even though the Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate.

Members of the Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor. The Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles or generally accepted auditing standards.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É Chlumecky
Title:     Assistant Corporate Secretary

Date: April 2, 2007